Reg. No.333-
            -----
        811-6165

                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                                 FORM N-14
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     MUNICIPAL SECURITIES INCOME TRUST
            (Exact Name of Registrant as Specified in Charter)

                              (412) 288-1900
                     (Area Code and Telephone Number)

                         Federated Investors Tower
                    Pittsburgh, Pennsylvania 15222-3779
                 (Address of Principal Executive Offices)

                        JOHN W. MCGONIGLE, ESQUIRE
                         Federated Investors Tower
                    Pittsburgh, Pennsylvania 15222-3779
                  (Name and Address of Agent for Service)

                                Copies to:

Byron F. Bowman, Esquire               Matthew G. Maloney, Esquire
Senior Corporate Counsel               Dickstein Shapiro Morin & Oshinsky LLP
Federated Investors                    2101 L Street, N.W.
Federated Investors Tower              Washington, D.C. 20037
Pittsburgh, PA 15222


It is proposed that this filing will become effective on April 23, 1997 pursuant to Rule 488. (Approximate Date of Proposed Public Offering).

Registrant has filed with the Securities and Exchange Commission a declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, that it elects to register an indefinite amount of securities under the Securities Act of 1933, as amended, and filed the Notice required by that Rule for Registrant's fiscal year ended August 31, 1995 on October 16, 1995 and filed the Notice required by Rule 24e-2 for its fiscal year ended August 31, 1996 on October 15, 1996.. Accordingly, no filing fee is submitted herewith.



                           CROSS REFERENCE SHEET
          PURSUANT TO ITEM 1(A) OF FORM N-14 SHOWING LOCATION IN
              PROSPECTUS OF INFORMATION REQUIRED BY FORM N-14


Item of Part A of Form N-14 and Caption or Location in
Caption                         Prospectus

1.Beginning of Registration
  Statement and Outside Front   Cross Reference Sheet;
  Cover Page of Prospectus      Cover Page

2.Beginning and Outside Back
  Cover Page of Prospectus      Table of Contents

3.Fee Table, Synopsis Information       Summary of Expenses; Summary;
  and Risk Factors              Risk Factors

4.Information About the         Information About the
  Transaction                   Reorganization

5.Information About the         Information About the Federated
  Registrant                    Fund, and the William Penn Portfolio

6.Information About the         Information About the Federated Fund
  Company Being Acquired        and the William Penn Portfolio

7.Voting Information            Voting Information

8.Interest of Certain Persons
  and Experts                   Not Applicable

9.Additional Information
  Required for Reoffering by
  Persons Deemed to be
  Underwriters                  Not Applicable








                     WILLIAM PENN INTEREST INCOME FUND
                  PENNSYLVANIA TAX-FREE INCOME PORTFOLIO
                            2650 WESTVIEW DRIVE
                           WYOMISSING, PA  19610

Dear Shareholders:
        The Board of Trustees and management of William Penn Interest Income Fund: Pennsylvania Tax-Free Income Portfolio (the `William Penn Portfolio') are pleased to submit for your vote a proposal for the tax-free transfer of all the assets of the William Penn Portfolio to Federated Pennsylvania Municipal Income Fund (the "Federated Fund"), a portfolio of Municipal Securities Income Trust (the `Federated Trust'') a mutual fund advised by Federated Advisers. The Federated Fund has an investment objective similar to that of the William Penn Portfolio in that it seeks current income which is exempt from federal regular income tax and the personal income taxes imposed by the Commonwealth of Pennsylvania. As part of the transaction, holders of shares in the William Penn Portfolio would receive Shares of the Federated Fund equal in value to their shares in the William Penn Portfolio and the William Penn Portfolio would be liquidated. Shareholders would not have to pay a sales charge upon receiving such shares, nor would they be subject to any contingent deferred sales charges in connection with the exercise of exchange rights or redemptions of such shares. Further, William Penn fund group shareholders who were invested as of November 30, 1988, will not be charged a sales charge for future purchases made in any Federated Fund, provided the account has remained open since that date.
        The Board of Trustees of the William Penn Portfolio, as well as Penn Square Management Corporation, the William Penn Portfolio's manager and distributor, believe the proposed agreement and plan of reorganization is in the best interests of William Penn Portfolio shareholders for the following reasons:
        -- The Federated Fund has an investment objective similar to that of the William Penn Portfolio and offers an investment portfolio which invests in municipal securities which are exempt from federal regular income tax and Pennsylvania state and local income tax.
        -- The Federated Fund offers competitive performance and comparable expense ratios.
        -- The reorganization of the William Penn Portfolio into the Federated Fund may provide operating efficiencies as a result of the size of the combined Federated Fund and William Penn Portfolio. -- As an investor in the Federated Fund, shareholders would have access to a dramatically expanded array of investment alternatives in the Federated retail family of funds.
        -- Federated Investors has an excellent reputation for customer servicing, having received a #1 rating for five surveys in a row by DALBAR, Inc. The shareholder services for the Federated funds include advanced technological systems that result in quick shareholder access to a broad spectrum of information and efficient routing of telephone calls to the appropriate person.
        The Federated Fund is managed by Federated Advisers, a subsidiary of Federated Investors. Federated Investors was founded in 1955 and is located in Pittsburgh, Pennsylvania. Federated Advisers and other subsidiaries of Federated Investors serve as investment advisers to a number of investment companies and private accounts. With over $110 billion invested across more than 300 funds under management and/or administration by its subsidiaries, Federated Investors is one of the largest mutual fund investment managers in the United States. With more than 2,000 employees, Federated continues to be led by the family management who founded the company in 1955. Federated funds are presently at work in and through 4,500 financial institutions nationwide.
        We believe the transfer of the William Penn Portfolio's assets in this transaction presents an exciting investment opportunity for our shareholders. Your vote on the transaction is critical to its success.
The transfer will be effected only if approved by a majority of all of the William Penn Portfolio's outstanding shares on the record date voted in person or represented by proxy. We hope you share our enthusiasm and will participate by casting your vote in person, or by proxy if you are unable to attend the meeting. Please read the enclosed prospectus/proxy statement carefully before you vote.
        THE BOARD OF TRUSTEES BELIEVES THAT THE TRANSACTION IS IN THE BEST INTERESTS OF THE WILLIAM PENN PORTFOLIO AND ITS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ITS APPROVAL.
        Thank you for your prompt attention and participation.
                              Sincerely,



                              James E. Jordan
                              President

                     WILLIAM PENN INTEREST INCOME FUND
                  PENNSYLVANIA TAX-FREE INCOME PORTFOLIO
                            2650 WESTVIEW DRIVE
                           WYOMISSING, PA  19610

                NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS



TO SHAREHOLDERS OF WILLIAM PENN INTEREST INCOME FUND, PENNSYLVANIA TAX-FREE
                             INCOME PORTFOLIO:
A Special Meeting of Shareholders of Pennsylvania Tax-Free Income Portfolio, a portfolio of William Penn Interest Income Fund (the `William Penn Portfolio') will be held at 9:00 a.m. (general meeting) and 10:45
a.m. (Fund meeting) on May 29,1997 at: Sheraton Berkshire Motor Inn, 1741 Paper Mill Road, Wyomissing, PA 19610, for the following purposes:
     1. To approve or disapprove a proposed Agreement and Plan of Reorganization between the William Penn Portfolio and Federated Pennsylvania Municipal Income Fund (the "Federated Fund"), a portfolio of Municipal Securities Income Trust, whereby the Federated Fund would acquire all of the assets and assume certain liabilities of the William Penn Portfolio in exchange for the Federated Fund's Class A Shares to be distributed pro rata by the William Penn Portfolio to the holders of its Class A and Class C Shares in complete liquidation of the William Penn Portfolio; and
     2. To transact such other business as may properly come before the meeting or any adjournment thereof.

                              By Order of the Board of Trustees,
Dated:  [                            ]  Sandra J. Houck
                              Secretary



        Shareholders of record at the close of business on [          ],
are entitled to vote at the meeting. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card. Your vote is important.

TO SECURE THE LARGEST POSSIBLE REPRESENTATION AND TO SAVE THE EXPENSE OF FURTHER MAILINGS, PLEASE MARK YOUR PROXY CARD, SIGN IT, AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY AT ANY TIME AT OR BEFORE THE MEETING OR VOTE IN PERSON IF YOU ATTEND THE MEETING.


                        PROSPECTUS/PROXY STATEMENT
                             [              ]
                       Acquisition of the Assets of
                  PENNSYLVANIA TAX-FREE INCOME PORTFOLIO,
             a portfolio of WILLIAM PENN INTEREST INCOME FUND
                            2650 Westview Drive
                           Wyomissing, PA  19610
                     Telephone Number:  1-800-523-8440
                 By and in exchange for Class A Shares of
               FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND
             a portfolio of MUNICIPAL SECURITIES INCOME TRUST
                         Federated Investors Tower
                   Pittsburgh, Pennsylvania  15222-3779
                     Telephone Number:  1-800-341-7400
        This Prospectus/Proxy Statement describes the proposed Agreement and Plan of Reorganization (the "Plan") whereby Federated Pennsylvania Municipal Income Fund, (the "Federated Fund"), a portfolio of Municipal Securities Income Trust (the `Federated Trust''), a Massachusetts business trust, would acquire all of the assets and assume certain liabilities of Pennsylvania Tax-Free Income Fund, (the `William Penn Portfolio''), a portfolio of William Penn Interest Income Fund, a Pennsylvania common law trust (the `Trust''), in exchange for the Federated Fund's Class A Shares to be distributed pro rata by the William Penn Portfolio to the holders of its Class A Shares and Class C Shares, in complete liquidation of the William Penn Portfolio. As a result of the Plan, each shareholder of the William Penn Portfolio will become the owner of the Federated Fund's Class A Shares having a total net asset value equal to the total net asset value of his or her holdings in the William Penn Portfolio's Class A Shares and Class C Shares.
        THE BOARD OF TRUSTEES OF THE WILLIAM PENN PORTFOLIO UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN.
        The shares of each of the Federated Fund and the William Penn Portfolio represent interests in separate open-end, diversified management investment companies. The Federated Fund's investment objective is to provide current income exempt from federal regular income tax and the personal income taxes imposed by the Commonwealth of Pennsylvania. The William Penn Portfolio's investment objective is to provide a high level of current income exempt from both Federal income taxes and Pennsylvania income and personal property taxes without assuming any undue risk to income or principal. For a comparison of the investment policies of the Federated Fund and the William Penn Portfolio, see "Summary - Investment Objectives, Policies and Limitations."
        This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about the Federated Fund that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the Prospectus of the Federated Fund dated March 4, 1997, which is incorporated herein by reference. Statements of Additional Information for the Federated Fund dated March 4, 1997 (relating to the Federated Fund's Prospectus of the
same date) and [            ], 1997 (relating to this Prospectus/Proxy
                ------------
Statement), and the Annual Report to Shareholders dated August 31, 1996, all containing additional information, have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Statements of Additional Information, and the Annual Report may be obtained without charge by writing or calling the Federated Fund at the address and telephone number shown above.
THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Penn Square Management Corp.


                             TABLE OF CONTENTS

                                                      Page No.
Summary of Expenses.......................................
Summary...................................................
  About the Proposed Reorganization ......................
  Investment Objectives, Policies and Limitations ........
  Advisory and Other Fees ................................
  Distribution Arrangements ..............................
  Purchase, Exchange and Redemption Procedures ...........
  Dividends ..............................................
  Tax Consequences .......................................
Risk Factors..............................................
Information About the Reorganization......................
  Background and Reasons for the Proposed Reorganization .
  Agreement Among Penn Square Management Corporation,
   The William Penn Company and Federated ................
  Description of the Plan of Reorganization ..............
  Description of Federated Fund Shares ...................
  Federal Income Tax Consequences ........................
  Comparative Information on Shareholder Rights and Obligations
  Capitalization .........................................
Information About the Federated Fund and the William Penn Portfolio
  Municipal Securities Income Trust, Federated Pennsylvania Municipal
Income Fund...............................................
  William Penn Interest Income Fund, Pennsylvania Tax-Free Income
Portfolio.................................................
Voting Information........................................
  Outstanding Shares and Voting Requirements .............
  Dissenter's Right of Appraisal .........................
Other Matters and Discretion of Persons Named in the Proxy
Agreement and Plan of Reorganization -- Exhibit A.........



                            SUMMARY OF EXPENSES

                                                         William Penn       William Penn
                                                         Portfolio          Portfolio          Pro Forma
                                    Federated Fund       (Class A Shares)   (Class C Shares)   Combined
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on
  Purchases (as a percentage of
  offering price)                   4.50%(1)             4.75%               None              4.50%(1)
Maximum Sales Charge Imposed on
  Reinvested Dividends (as a percentage
  of offering price)                None                 None                None              None
Contingent Deferred Sales Charge
  (as a percentage of original purchase
  price or redemption proceeds,
   as applicable)                   0.00%(2)             None                1.00%(3)          0.00%(2)
Redemption Fee (as a percentage of
  amount redeemed, if applicable)(4)  None               None                None              None
Exchange Fee                        None                 None                None              None


ANNUAL OPERATING EXPENSES
(As a percentage of average net assets)
(after expense reimbursements or waivers)
Management Fee            0.17%(5)  0.37%       0.37%    0.30%(5)
12b-1 Fee(6)              0.00%     0.20%       0.75%    0.00%
Total Other Expenses(7)   0.58%     0.28%       0.52%    0.45%
          Total Operating Expenses(8)           0.75%    0.85%   1.64%
                          0.75%

(1) This sales charge would not be applicable to Class A Shares of the Federated Fund acquired through the proposed reorganization or to William Penn fund group shareholders invested as of November 30, 1988, for future purchases of any of the Federated Funds provided the account remains open.

(2) Class A Shares purchased with the proceeds of a redemption of shares of an unaffiliated investment company purchased or redeemed with a sales charge and not distributed by Federated Securities Corp. and not charged a sales load but may be charged a contingent deferred sales charge of 0.50% for redemptions made within one full year of purchase. For a more complete description, see `Summary - Distribution Arrangements.'' This contingent deferred sales charge would not be applicable to Class A Shares of the Federated Fund acquired through the proposed reorganization.

(3) The Contingent Deferred Sales Charge assessed is 1.00% of the lesser of the original purchase price or the net asset value of shares redeemed within one year of their purchase date. For a more complete description, see `Summary - Distribution Arrangements.''

(4) Wire-transferred redemptions of Class A Shares of the Federated Fund of less than $5,000 may be subject to additional fees. A $10.00 fee will be charged for redemptions of William Penn Portfolio shares by wire transfer.

(5) The management fee has been reduced to reflect the voluntary waiver of a portion of the management fee. The adviser can terminate this voluntary waiver at any time in its sole discretion. The maximum management fee is 0.40%.

(6) The 12b-1 fee with respect to the William Penn Portfolio Class A Shares has been reduced to reflect the voluntary waiver; the maximum 12b-1 fee for Class A Shares is 0.50%. The Federated Fund's Class A Shares did not pay or accrue 12b-1 fees during the fiscal year ended August 31, 1996. The class has no present intention of paying or accruing the 12b-1 fee during the fiscal year ending August 31, 1997. If the class were paying or accruing the 12b-1 fee, the class would be able to pay up to 0.40% of its average daily net assets for the 12b-1 fee. The maximum 12b-1 fee for Class C Shares of the William Penn Portfolio is 0.75%.

(7) Total Other Expenses include a shareholder services fee of 0.23% for the Federated Fund and the Pro Forma Combined Fund and shareholder services fees of 0.00% and 0.25% for William Penn Portfolio Class A Shares and Class C Shares, respectively. The shareholder services fees have been reduced to reflect the voluntary waivers of a portion of the shareholder services fees. The shareholder service providers can terminate these voluntary waivers at any time at their sole discretion. The maximum shareholder services fee is 0.25%, 0.25%, 0.50% and 0.25% for the Federated Fund, the Pro Forma Combined Fund, and the William Penn Portfolio's Class A Shares and Class C Shares, respectively.

 (8) The Total Operating Expenses for Class A Shares of the Federated Fund are based on expenses incurred during its fiscal year ended August 31, 1996, and would have been 1.00% absent the voluntary waivers of a portion of the management fee and a portion of the shareholder services fee. The Total Operating Expenses for the William Penn Portfolio are based upon expenses incurred for Class A Shares and for Class C Shares by the William Penn Portfolio during its fiscal year ended December 31, 1996, and would have been 1.25% and 2.05, respectively, without expense reimbursements.
        The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of shares of each of the Federated Fund, the William Penn Portfolio, Class A Shares and Class C Shares, and the Pro Forma Combined Fund will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Summary - Advisory and Other Fees" and "Summary - Distribution Arrangements."
LONG TERM SHAREHOLDERS MAY PAY MORE THAN THE ECONOMIC EQUIVALENT OF THE MAXIMUM FRONT-END SALES CHARGE PERMITTED UNDER THE RULES OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.
EXAMPLES
        The Examples below are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The Examples assume payment of operating expenses at the levels set forth in the table above.
(1) This Example does not include sales charges or contingent deferred sales charges since such sales charges are not applicable to Federated Fund Class A Shares received as a result of the proposed reorganization.

An investor would pay the following expenses on a
1,000 investment, assuming (1) 5% annual return and
(2) redemption at the end of each time period.  Expenses
would be the same if there were no redemption at the
end of each time period.                1 year    3 years   5 years   10 years

Federated Fund (Class A Shares)           $8        $24      $42        $93
William Penn Portfolio (Class A Shares)   $9        $27      $47        $105
William Penn Portfolio (Class C Shares)   $17       $52      $89        $194
Pro Forma Combined                        $8        $24      $42        $93

(2) This Example includes sales charges since Class A Shares purchased subsequent to the reorganization may be subject to sales charges. For a more complete description of sales charges, contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Federated Fund dated March 4, 1997, and the Prospectus of the William Penn Portfolio dated March 15, 1996, each of which is incorporated herein by reference thereto.



An investor would pay the following expenses on a $1,000 investment assuming (1) 5% annual return, (2) redemption at the end of each time period, and (3) payment of the maximum sales charge.


                                          1 year    3 years   5 years    10 years
Federated Fund (Class A Shares)           $52        $68       $85        $134
William Penn Portfolio (Class A Shares)   $56        $73       $92        $147
William Penn Portfolio (Class C Shares)   $27        $52       $89        $194
Pro Forma Combined                        $52        $68       $85        $134


An investor would pay the following expenses
on a $1,000 investment assuming (1) 5% annual return,
(2) no redemption at the end of each time period, and
(3) payment of the maximum sales charge.
                                        1 year    3 years    5 years   10 years

Federated Fund (Class A Shares)           $52       $68        $85       $134
William Penn Portfolio (Class A Shares)   $56       $73        $92       $147
William Penn Portfolio (Class C Shares)   $17       $52        $89       $194
Pro Forma Combined                        $52       $68        $85       $134

THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.



                                  SUMMARY
        This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy
Statement, the Statement of Additional Information dated April    , 1997
                                                               ---
related to this Prospectus/Proxy Statement, the Prospectus of the Federated Fund dated March 4, 1997, the Statement of Additional Information of the Federated Fund dated March 4, 1997, the Prospectus of the William Penn Portfolio dated March 15, 1996, the Statement of Additional Information of the William Penn Portfolio dated March 15, 1996, and the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A all of which are incorporated herein by reference thereto.
About the Proposed Reorganization
        The Board of Trustees of the William Penn Portfolio has voted unanimously to recommend to holders of the Class A Shares and Class C Shares of the William Penn Portfolio the approval of the Plan whereby the Federated Fund would acquire all of the assets and assume certain liabilities of the William Penn Portfolio in exchange for the Federated Fund's Class A Shares to be distributed pro rata by the William Penn Portfolio to holders of its Class A Shares and Class C Shares in complete liquidation and dissolution of the William Penn Portfolio (the "Reorganization"). As a result of the Reorganization, each shareholder of the William Penn Portfolio Class A Shares and Class C Shares will become the owner of the Federated Fund's Class A Shares having a total net asset value equal to the total net asset value of his or her holdings in the William Penn Portfolio on the date of the Reorganization, i.e., the Closing Date (as hereinafter defined).
        As a condition to the Reorganization transactions, the Federated Fund and the William Penn Portfolio will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code of 1986, as amended (the `Code''), so that no gain or loss will be recognized by either the Federated Fund or the William Penn Portfolio or the shareholders of the William Penn Portfolio. The tax basis of the Federated Fund's corresponding Class A Shares received by William Penn Portfolio's Class A Shares and Class C Shares shareholders will be the same as the tax basis of their shares in the William Penn Portfolio. After the acquisition is completed, the William Penn Portfolio will be dissolved.
Investment Objectives, Policies and Limitations
        The investment objective of the Federated Fund is to provide current income which is exempt from federal regular income tax (federal regular income tax does not include the federal alternative minimum tax) and the personal income taxes imposed by the Commonwealth of Pennsylvania. This investment objective may not be changed without the affirmative vote of a majority of the outstanding voting securities of the Federated Fund, as defined in the Investment Company Act of 1940, as amended (the `1940 Act').
        The investment objective of the William Penn Portfolio is to provide a high level of current income exempt from both Federal income taxes and Pennsylvania income and personal property taxes, without assuming any undue risk to income or principal. In pursuing this objective, the Portfolio invests principally in investment grade Pennsylvania municipal obligations with varying terms of maturity. This investment objective may not be changed without the affirmative vote of a majority of the outstanding voting securities of the William Penn Portfolio, as defined in the 1940 Act.
        The Federated Fund invests in a portfolio of municipal securities which are exempt from federal regular income tax and Pennsylvania state and local income tax (`Pennsylvania municipal securities''). The Pennsylvania municipal securities in which the Federated Fund invests include: obligations issued by or on behalf of the Commonwealth of Pennsylvania, its political subdivisions, or agencies; debt obligations of any state, territory, or possession of the United States, or any political subdivision of any of these; and participation interests, in any of the above obligations, the interest from which is, in the opinion of bond counsel for the issuers or in the opinion of officers of the Federated Fund and/or the investment adviser to the Federated Fund, exempt from both federal regular income tax and the personal income taxes imposed by the Commonwealth of Pennsylvania. At least 80% of the value of the Federated Fund's total assets will be invested in Pennsylvania Municipal Securities.
        The Federated Fund may purchase Pennsylvania municipal securities which may have variable interest rates; municipal leases which are obligations issued by state and local governments or authorities to finance the acquisition of equipment and facilities and may be considered to be illiquid; securities on a when-issued or delayed delivery basis; and up to 10% of its net assets in restricted securities. The Federated Fund's 10% limit on investment in restricted securities may not be changed without shareholder approval. The Federated Fund may invest in illiquid securities, including certain restricted securities not determined by the Trustees to be liquid, up to 15% of its net assets. This investment policy may not be changed without shareholder approval.
        The Federated Fund invests its assets so that at least 80% of its annual interest income is exempt from federal regular income tax and the Commonwealth of Pennsylvania personal income taxes. However, from time to time when the investment adviser determines that market conditions call for a temporary defensive posture, the Federated Fund may invest in short-term non-Pennsylvania municipal tax-exempt obligations or taxable temporary investments. These temporary investments include: notes issued by or on behalf of municipal or corporate issuers; obligations issued or guaranteed by the U.S. government, its agencies, or instrumentalities; other debt securities; commercial paper; certificates of deposit of banks; and repurchase agreements (arrangements in which the organization selling the Federated Fund a bond or temporary investment agrees at the time of sale to repurchase it at a mutually agreed upon time and price). The investment policies of the Federated Fund may be changed by the Board of Trustees without shareholder approval unless otherwise indicated.
        The William Penn Portfolio invests principally in investment grade municipal obligations issued by or on behalf of the Commonwealth of Pennsylvania and its political subdivisions, agencies, authorities, and instrumentalities (`Pennsylvania Bonds''). The William Penn Portfolio, under normal market circumstances, invests generally 100%, but at least 80%, of the value of its total assets in Pennsylvania Bonds, and no more than 20% will be invested in taxable securities. Under certain market conditions, however, the Portfolio may invest in non-tax-exempt securities for temporary defensive purposes. Such temporary investments may include investments in U.S. government securities or other high grade investments (two highest categories of Moody's or S&P). The William Penn Portfolio may invest in futures contracts and options on futures contracts, provided that the securities underlying such transactions do not exceed 35% of the portfolio's assets at the time of purchase. The William Penn Portfolio may engage in futures and/or options transactions only for hedging purposes and only if such transactions are consistent with its investment objectives and policies. Unless otherwise designated in the prospectus, the investment policies of the William Penn Portfolio may be changed by the Board of Trustees without shareholder approval.
        Both the Federated Fund and the William Penn Portfolio are subject to certain investment limitations. For the Federated Fund, these include investment limitations which prohibit it from (1) borrowing money except, under certain circumstances, the Federated Fund may borrow up to 10% of the value of its total assets; (2) varying its investments, except to: (i) eliminate unsafe investments and investments not consistent with the preservation of the capital or the tax status of the investments of the Federated Fund; (ii) honor redemption orders, meet anticipated redemption requirements, and negate gains from discount purchases, (iii) reinvest the earnings from securities in like securities; or (iv) defray normal administrative expenses; or (3) investing more than 5% of its total assets in industrial development bonds when the payment of principal and interest is the responsibility of companies (or guarantors, where applicable) with less than three years of continuous operations, including the operation of any predecessor. The first two investment limitations listed above cannot be changed without shareholder approval; the other limitation may be changed by the Board of Trustees without shareholder approval, although shareholders will be notified before any material change becomes effective.
        The William Penn Portfolio may not: (1) invest more than 5% of the value of its assets in the securities of any single issuer (except of the U.S. Government, its agencies or instrumentalities), (2) purchase more than 10% of the voting securities of any issuer; (3) invest more than 5% of its assets in companies with a continuous operating history (including predecessors) of less than 3 years; (4) invest more than 25% of its assets in any one industry, with the exceptions of (i) obligations of the U.S. Government or its agencies or instrumentalities, and (ii) certificates of deposit or bankers' acceptances; (5) borrow money, except from a bank and only for temporary or emergency purposes. Any such borrowings may not exceed 5% of the lower of the value or cost of the portfolio's total assets; (6) pledge, mortgage, or otherwise hypothecate its assets to an extent greater than 5% of the value of its total assets; (7) invest more than 10% of the value of its assets in illiquid securities, including restricted securities, and repurchase agreements maturing in more than seven days. The above investment limitations of the William Penn Portfolio cannot be changed without shareholder approval.
        In addition to the policies and limitations set forth above, both the Federated Fund and the William Penn Portfolio are subject to certain additional investment policies and limitations, described in the Federated Fund's Statement of Additional Information dated March 4, 1997, and the William Penn Portfolio's Statement of Additional Information dated March 15, 1996. Reference is hereby made to the Federated Fund's Prospectus and Statement of Additional Information, each dated October 31, 1996, and to the William Penn Portfolio's Prospectus and Statement of Additional Information, each dated March 15, 1996, which set forth in full the investment objective, policies and investment limitations of each of the Federated Fund and the William Penn Portfolio, all of which are incorporated herein by reference thereto.
Advisory and Other Fees
        The annual investment advisory fee for the Federated Fund is 0.40% of the Federated Fund's average daily net assets. The investment adviser to the Federated Fund, Federated Advisers ("Federated Advisers"), a subsidiary of Federated Investors, may voluntarily choose to waive a portion of its advisory fee or reimburse the Federated Fund for certain operating expenses. This voluntary reimbursement of expenses may be terminated by Federated Advisers at any time in its sole discretion. The maximum annual management fee for the William Penn Portfolio is 0.65% of average daily net assets of the William Penn Portfolio. The investment adviser of the William Penn Portfolio is Penn Square Management Corporation. The adviser is a wholly owned subsidiary of The William Penn Company, New York, York. Miller, Anderson & Sherrerd LLP (the Sub-Adviser) serves as an investment adviser for the William Penn Portfolio pursuant to a sub-advisory agreement with the Adviser. The Sub-Adviser, a wholly owned subsidiary of Morgan Stanley Group Inc., was organized in 1969 and is located in West Conshohocken, Pennsylvania. The Sub-Adviser provides management services to employee benefit plans, endowment funds, foundations, and other institutional investors, and currently manages assets in excess of $30 billion. Under an agreement entered into with the Adviser, the Sub-Adviser provides investment advisory services for the William Penn Portfolio and is compensated solely by the Adviser. The Adviser pays the Sub-Adviser a fee based on the aggregate net asset value of the William Penn Portfolios, as follows: .375% on the first $50,000,000, .25% on the next $50,000,000 and .20% over $100,000,000.
        Federated Services Company, an affiliate of Federated Advisers, provides certain administrative personnel and services necessary to operate the Federated Fund at an annual rate based upon the average aggregate daily net assets of all funds advised by Federated Advisers and its affiliates. The rate charged is 0.15% on the first $250 million of all such funds' average aggregate daily net assets, 0.125% on the next $250 million, 0.10% on the next $250 million and 0.075% of all such funds' average aggregate daily net assets in excess of $750 million, with a minimum annual fee per portfolio of $125,000 plus $30,000 for each additional class of shares of any such portfolio. Federated Services Company may choose voluntarily to waive a portion of its fee. The administrative fee expense for the Federated Fund's fiscal year ended August 31, 1996 was $125,000, representing an effective fee rate of 0.15%. Administrative personnel and services necessary to operate the William Penn Portfolio are currently provided by Penn Square Management Corporation and are included in the annual transfer agent fee for the William Penn Portfolio.
        The Federated Fund has entered into a Shareholder Services Agreement under which it may make payments of up to 0.25% of the average daily net asset value of each of the Class A Shares to obtain certain personal services for shareholders and the maintenance of shareholder accounts. The Shareholder Services Agreement provides that Federated Shareholder Services ("FSS"), an affiliate of Federated Advisers, either will perform shareholder services directly or will select financial institutions to perform such services. Financial institutions will receive fees based upon shares owned by their clients or customers. The schedule of such fees and the basis upon which such fees will be paid is determined from time to time by the Federated Fund and FSS.
        The total annual operating expenses for Class A Shares of the Federated Fund were 0.75% of average daily net assets (after waivers) for its most recent fiscal year. The total annual operating expenses for Class A Shares and Class C Shares of the William Penn Portfolio were 0.85% and 1.64% respectively of average daily net assets (after expense reimbursements) for its most recent fiscal year. Without such waivers or reimbursements, the expense ratios of the Federated Fund would have been 1.00% (Class A Shares), and for the William Penn Portfolio, 1.25% (Class A Shares) and 2.05% (Class C Shares).
Distribution Arrangements
        Federated Securities Corp. ("FSC"), an affiliate of Federated Advisers, is the principal distributor for shares of the Federated Fund. The Federated Fund has adopted a Rule 12b-1 Distribution Plan (the `Distribution Plan'') pursuant to which the Federated Fund may pay a fee to the distributor in an amount computed at an annual rate of 0.40% of the average daily net assets of the Class A Shares to finance any activity which is principally intended to result in the sale of Class A Shares subject to the Distribution Plan. All or a portion of the Rule 12b-1 fee may be paid to financial institutions for their efforts in selling Class A Shares. Class A Shares did not pay or accrue 12b-1 fees during the fiscal year ended August 31, 1996. The class has no present intention of paying or accruing the 12b-1 fee during the fiscal year ending August 31, 1997. FSC may pay financial institutions, at the time of purchase of Class A Shares, an amount equal to 0.50% of the net asset value of Class A Shares purchased by certain qualified plans as approved by FSC. (Such payments are subject to a reclaim from the financial institution should the assets leave the program within 12 months after purchase). In addition, FSC and FSS, from their own assets, may pay financial institutions supplemental fees as financial assistance for providing substantial sales services, distribution-related support services or shareholder services with respect to the Class A Shares of the Federated Fund. Such assistance will be predicated upon the amount of shares the financial institution sells or may sell, and/or upon the type and nature of sales or marketing support furnished by the financial institution. Any payments made by FSC may be reimbursed by Federated Advisers or its affiliates. If a financial institution elects to waive receipt of this payment, the Federated Fund will waive any applicable contingent deferred sales charge (such contingent deferred sales charges are discussed below).
        Penn Square Management Corporation is the principal distributor for shares of the William Penn Portfolio. The William Penn Portfolio has adopted a Rule 12b-1 Distribution Plan (the "Rule 12b-1 Plan") pursuant to which the William Penn Portfolio reimburses Penn Square Management Corporation for certain of its expenses incurred in connection with its services as distributor at an annual rate not to exceed 0.50% of the average daily net assets of the William Penn Portfolio's Class A Shares. The fee may be used by Penn Square Management Corporation for its expenses incurred in connection with (a) advertising and marketing Class A Shares;
(b) printing and distributing the Prospectus; (c) implementing and operating the Rule 12b-1 Plan; and (d) payments made by the distributor for servicing fees to broker/dealers, financial institutions, or other industry professionals (`Service Organizations'') for distribution and/or shareholder administrative services provided to their customers who own Class A Shares. Pursuant to a Servicing Agreement with Penn Square Management Corporation, a Service Organization may receive, on an annual basis, up to 0.50% of the average daily net asset value of the Class A Shares owned by shareholders with whom the Service Organization has a servicing relationship. The services provided by a Service Organization pursuant to a Servicing Agreement may include distribution or shareholder administrative services, including establishing and maintaining shareholder accounts, sending confirmations of transactions, forwarding financial reports and other communications to shareholders, and responding to shareholder inquiries regarding the William Penn Portfolio. The William Penn Portfolio has adopted a Distribution Plan for Class C Shares to compensate the distributor for its services and costs in distributing Class C Shares. Under the Rule 12b-1 Plan, the William Penn Portfolio pays Penn Square Management Corporation an annual 12b-1 Distribution Fee of 0.75% per year on Class C Shares. Penn Square Management Corporation also receives a Service Fee of 0.25% per year. Both fees are computed on the average annual net assets of Class C Shares, determined as of the close of each regular business day. The distribution fee allows investors to buy Class C Shares without a front end sales charge while permitting the distributor to compensate dealers who sell Class C Shares. The distribution and service fee increase Class C expenses by 1.00% of average net assets per year.
Penn Square Management Corporation pays sales commissions of 1.00% of the purchase price to dealers from its own resources at the time of sale. Penn Square Management Corporation retains the distribution fee during the first year shares are outstanding to recoup the sales commission it pays, the advances of service fee payments it makes, and its financing costs. Penn Square Management Corporation plans to pay the distribution fee as an ongoing commission to the dealer on Class C Shares that have been outstanding for a year or more. Penn Square Management Corporation receives no other compensation for its services as distributor, except that the sales charge will be paid to the distributor. Penn Square Management Corporation may, in turn, pay such sales charge to broker/dealers as a commission for generating sales of Class C Shares.
        Certain costs exist with respect to the purchase and sale of Federated Fund and William Penn Portfolio shares. Shares of the Federated Fund and shares of the William Penn Portfolio are sold at their net asset value next determined after an order is received, plus any applicable sales charge. The Federated Fund Class A Shares and William Penn Portfolio Class A Shares have a maximum sales charge of 4.50% and 4.75%, respectively. No sales charge will be imposed in connection with the issuance of Federated Fund Class A Shares to Class A and Class C Shareholders of the William Penn Portfolio as a result of the Reorganization. Further, William Penn fund group shareholders who were invested as of November 30, 1988, will not be charged a sales charge for future purchases made in any Federated fund structured as a retail product, provided the account has remained open. Class A Shares of the Federated Fund purchased with the proceeds of a redemption of shares of an unaffiliated investment company purchased or redeemed with a sales charge and not distributed by FSC may be charged a contingent deferred sales charge of 0.50% for redemptions made within one full year of purchase. Any such charge will be imposed on the lesser of the net asset value of the redeemed shares at the time of purchase or redemption. The contingent deferred sales charges are not imposed in connection with the exercise of exchange rights, nor will they be imposed on redemptions of Federated Fund Class A Shares received by shareholders of the William Penn Portfolio as a result of the Reorganization. For a complete description of sales charges, contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Federated Fund dated March 4, 1997 and the Prospectus of the William Penn Portfolio dated March 15, 1996, each of which is incorporated herein by reference thereto.
Purchase, Exchange and Redemption Procedures
        The transfer agent and dividend disbursing agent for the Federated Fund is Federated Shareholder Services Company. The transfer agent and dividend disbursing agent for the William Penn Portfolio is Penn Square Management Corporation. Procedures for the purchase, exchange and redemption of the Federated Fund's Class A Shares differ slightly from procedures applicable to the purchase, exchange and redemption of the William Penn Portfolio's Class A Shares and Class C Shares. Any questions about such procedures may be directed to, and assistance in effecting purchases, exchanges or redemptions of the Federated Fund's Class A Shares or the William Penn Portfolio's Class A Shares and Class C Shares may be obtained from FSC, principal distributor for the Federated Fund, at 1-800-341-7400, or from Penn Square Management Corporation, principal distributor for the William Penn Portfolio, at 1-800-523-8440.
        Reference is made to the Prospectus of the Federated Fund dated March 4, 1997, and the Prospectus of the William Penn Portfolio dated March 15, 1996, for a complete description of the purchase, exchange and redemption procedures applicable to purchases, exchanges and redemptions of Federated Fund and William Penn Portfolio shares, respectively, each of which is incorporated herein by reference thereto. Set forth below is a brief listing of the significant purchase, exchange and redemption procedures applicable to the Federated Fund's Class A Shares and the William Penn Portfolio's Class A Shares and Class C Shares.
        Purchases of Class A Shares of the Federated Fund may be made through a financial institution that has an agreement with FSC or, once an account has been established, by wire or check. Purchases of shares of the William Penn Portfolio may be made through Penn Square Management Corporation and through certain broker-dealers under contract with Penn Square Management Corporation or directly by wire or check once an account has been established. The minimum initial investment in the Federated Fund is $1,000 for Class A Shares. Subsequent investments must be in amounts of at least $100. The minimum initial investment in the William Penn Portfolio is $500 for either Class of Shares, except for retirement accounts for which the minimum is $250. Subsequent investments must be in amounts of at least $100. The Federated Fund and the William Penn Portfolio each reserves the right to reject any purchase request.
        The purchase price of the Federated Fund's Class A Shares and the William Penn Portfolio's Class A Shares is based on net asset value plus a sales charge. The net asset value per share for each class of the Federated Fund and the William Penn Portfolio is calculated as of the close of trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange, Inc. (the `NYSE'') on each day on which the Federated Fund and the William Penn Portfolio compute their net asset value. Purchase and redemption orders for the Federated Fund received from broker/dealers before 5:00 p.m. (Eastern time) and from financial institutions before 4:00 p.m. (Eastern time) may be entered at that day's price. Purchase orders for the William Penn Portfolio are executed based on the net asset value calculated at the close of business on the day such purchase orders are received. Purchase orders received after the close of the NYSE will be executed based on the net asset value calculated on the next business day. Redemption orders for shares of the William Penn Portfolio presented prior to the close of the NYSE on any business day are redeemed at the net asset value calculated at the close of the exchange that day, except that some Class C Shares may be subject to a 1.0% contingent deferred sales charge. Federated Fund purchase orders by wire are considered received upon receipt of payment by wire. Federated Fund purchase orders received by check are considered received after the check is converted into federal funds, which normally occurs the business day after receipt.
        Holders of Class A Shares of the Federated Fund have exchange privileges with respect to corresponding Class A Shares in certain of the funds for which affiliates of Federated Investors serve as investment adviser or principal underwriter (collectively, the "Federated Funds"), each of which has different investment objectives and policies. Class A Shares of the Federated Fund may be exchanged for corresponding Class A Shares of certain Federated Funds at net asset value without a contingent deferred sales charge. To the extent a shareholder exchanges Class A Shares of the Federated Fund for Class A Shares of other Federated Funds, the time for which the exchanged-for shares are to be held will be added to the time for which exchanged-from shares were held for purposes of satisfying the applicable holding period for purposes of determining the contingent deferred sales charge. Class A Shares to be exchanged must have a net asset value which meets the minimum investment requirement for the fund into which the exchange is being made. Holders of shares of the William Penn Portfolio have exchange privileges with respect to shares in certain of the other funds for which Penn Square Management Corporation serves as investment manager (collectively, the `William Penn Fund
Group'), each of which has different investment objectives and policies. Any exchange for shares of other funds in the William Penn Fund Group will generally be at the respective net asset values next determined after receipt of the request for exchange, provided the amount exchanged previously incurred a sales charge. Exercise of the exchange privilege is treated as a sale for federal income tax purposes and, accordingly, may have tax consequences for the shareholder. Information on share exchanges may be obtained from the Federated Fund or the William Penn Portfolio, as appropriate.
        Redemptions of Federated Fund Class A Shares may be made through a financial institution, by telephone, by mailing a written request or through the Federated Fund's systematic withdrawal program. Redemptions of William Penn Portfolio shares may be made by presenting share certificates, by letter form, by telephone, or through the William Penn Portfolio's systematic withdrawal plan. The William Penn Portfolio imposes no charges for redemptions of Class A Shares. For Class C shares of the William Penn Portfolio, redemptions within the first year of purchase will bear a contingent deferred sales charge. Redemptions may also be made through a broker/dealer, and that broker/dealer may charge a transaction fee. Checks for redemption proceeds will be mailed within three business days.
However, redemption checks will not be mailed until all checks in payment for the shares redeemed have been cleared.
Dividends
        Both the Federated Fund and the William Penn Portfolio pay dividends monthly from net investment income and make annual distributions of net realized capital gains, if any. With respect to both the Federated Fund and the William Penn Portfolio, unless a shareholder otherwise instructs, dividends and capital gain distributions will be reinvested automatically in additional shares at net asset value, subject to no sales charge.
Tax Consequences
        As a condition to the Reorganization, the Federated Trust, on behalf of the Federated Fund, and the Trust, on behalf of the William Penn Portfolio, will receive an opinion of legal counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Code so that no gain or loss will be recognized by either the Federated Fund or the William Penn Portfolio or the shareholders of the William Penn Portfolio. The tax basis of the Federated Fund shares received by William Penn Portfolio shareholders will be the same as the tax basis of their shares in the William Penn Portfolio.
                               RISK FACTORS
        As with other mutual funds that invest in Pennsylvania Municipal Securities, the Federated Fund is subject to market risks. Yields on Pennsylvania Municipal Securities depend on a variety of factors, including, but not limited to: the general conditions of the municipal bond market; the size of the particular offering; the maturity of the obligations; and the rating of the issue. Further, any adverse economic conditions or developments affecting the Commonwealth of Pennsylvania or its municipalities could impact the Federated Fund's portfolio. The ability of the Federated Fund to achieve its investment objective also depends on the continuing ability of the issuers of Pennsylvania Municipal Securities and participation interests, or the guarantors of either, to meet their obligations for the payment of interest and principal when due. Investing in Pennsylvania Municipal Securities which meet the Federated Fund's quality standards may not be possible if the Commonwealth of Pennsylvania or its municipalities do not maintain their current credit ratings. In addition, any Pennsylvania constitutional amendments, legislative measures, executive orders, administrative regulations, and voter initiatives could result in adverse consequences affecting Pennsylvania Municipal Securities. Since the William Penn Portfolio also invests primarily in Pennsylvania Municipal Securities, these risk factors are generally also present in an investment in the William Penn Portfolio. A full discussion of the risks inherent in investment in the Federated Fund and the William Penn Portfolio is set forth in the Federated Fund's Prospectus and Statement of Additional Information, each dated March 4, 1997, and the William Penn Portfolio's Prospectus and Statement of Additional Information, each dated March 15, 1996, each of which is incorporated herein by reference thereto.
                   INFORMATION ABOUT THE REORGANIZATION
Background and Reasons for the Proposed Reorganization
        Considerations of the Board of Trustees of the William Penn Portfolio. On February 12, 1997, Penn Square Management Corporation advised the Board of Trustees of the William Penn Portfolio that The William Penn Company was considering redirecting its corporate strategy away from the management and distribution of retail mutual funds and that it was seeking a buyer for its core businesses. Moreover, Penn Square Management Corporation engaged an investment banker to locate potential buyers for the Corporation. The potential buyer would provide value-added shareholder services, technological advancements, comprehensive distribution networks, and diversified mutual fund product choices that many larger mutual fund complexes offer. After conducting a screening process, Penn Square Management Corporation determined that in its judgment, the proposed Reorganization was the most desirable alternative involving the William Penn Portfolio that was reasonably available and that it should be presented to the William Penn Portfolio's Board of Trustees for its consideration.
        The independent trustees formed a four-person due diligence team. The due diligence team visited the Federated Investors offices in Pittsburgh, Pennsylvania, and reviewed with the portfolio manager of the Federated Fund the investment style and philosophy used to manage the assets of the Federated Fund. In addition, the due diligence team inspected the Federated customer services area and the William Penn Fund's independent counsel inspected the legal records of the Federated Fund.
        A meeting of the entire Board of Trustees was held on March 5, 1997, at which Federated Investors presented to the Board information relating to the overall reputation, financial strength and stability of Federated Investors, the parent company of Federated Advisers (together with its affiliates, `Federated''). Federated, founded in 1955, is among the seven largest mutual fund sponsors, with over $110 billion invested across more than 522 funds under management and/or administration by its subsidiaries, and over 2,000 employees. Federated's management discussed the Federated Fund's investment performance history and explained to the Board that the majority of this growth came from within Federated through its multiple distribution channels. The Board was also informed of the variety of investment products available through Federated, including international funds and an array of domestic funds broader than currently offered in the William Penn Fund Group, the exchange privileges that would be available to former William Penn Portfolio shareholders if the Reorganization is consummated, and the multiple sales charge (or `load'') structures available to prospective shareholders. The Board took into account that if the Reorganization takes place, shareholders of the William Penn Portfolio would receive shares of the Federated Fund without the imposition of any sales charge and without incurring any tax consequences.
        Federated's management advised the Board of its reputation for customer servicing, noting that it has received a #1 rating for five surveys in a row by DALBAR, Inc. Federated's management stated that its shareholder services include advanced technological systems that result in quick shareholder access to a broad spectrum of information, including: telephonic automated yield and performance information; consolidated monthly shareholder statements; no-fee IRAs; quarterly newsletters; year-end tax reporting information; direct deposit; and telephonic redemption and exchange.
        Federated's management also discussed comparative sales loads with the Board. In particular, it was noted that the maximum front-end sales load of the Class A Shares of the Federated Fund is lower than that of the Class A Shares of the William Penn Portfolio. Federated's management also reviewed with the Board relative asset size and expense ratios, including relative advisory fees. The Board considered potential economies of scale that might be experienced by former William Penn Portfolio shareholders of the combined Federated Fund and William Penn Portfolio.
        The Board determined that the investment objectives and policies of the William Penn Portfolio were substantially similar to those of the Federated Fund. The Board was also presented with and discussed materials comparing the performance, and relative risks of the William Penn Portfolio and the Federated Fund. Federated's management also presented biographical information about each of the Directors of the Federated Fund and reviewed with the Board the structure of its compliance and internal audit departments and the scope of its training programs.
        The Board noted that the William Penn Portfolio would not bear any of the costs involved in the Reorganization, which would be borne entirely by The William Penn Company and/or Federated. In addition, the Board discussed the anticipated tax-free nature of the Reorganization to the William Penn Portfolio and its shareholders.
        In connection with their consideration of the Reorganization, the Board also reviewed their fiduciary obligations under state and federal law. They considered the requirements of Section 15(f) of the 1940 Act, which provides that an investment manager to an investment company, and the affiliates of such manager (such as Penn Square Management Corporation), may receive any amount or benefit in connection with a sale of any interest in such investment manager which results in an assignment of an investment management contract if (1) for a period of three years after such assignment, at least 75% of the Board of Trustees of the investment company are not `interested persons'' (as defined in the 1940 Act) of the new investment manager or its predecessor; and (2) no `unfair burden'' (as defined in the 1940 Act) is imposed on the investment company as a result of the assignment or any express or implied terms, conditions or understandings applicable thereto.
        With respect to the first condition of Section 15(f) relating to Board composition, the Board was advised that the Federated Fund's Board of Trustees presently consists of thirteen (13) Directors, only three (3) of whom are `interested persons.'' With respect to the second condition of
Section 15(f), while there is no specific definition of `unfair burden,'' it includes any arrangement, for two years after the transaction, pursuant to which the predecessor or successor adviser is entitled to receive compensation from any person in connection with the mutual fund's purchase or sale of securities, other than bona fide ordinary compensation as principal underwriter. The definition of unfair burden also includes any payments from the fund for other than bona fide investment advisory or other services. The Board considered the fact that representations were made by Federated and Penn Square Management Corporation that the agreement between Federated and The William Penn Company would contain representations and covenants that the Reorganization would not impose an unfair burden on the Penn Square Group.
        After reviewing and considering all of the information provided by Federated and Penn Square Management Corporation, including the terms of the Reorganization, the Board, including all of the Trustees who are not interested persons of the William Penn Portfolio or Penn Square Management Corporation, voted unanimously in person at the meeting held on March 5, 1997, to approve the Reorganization and to recommend it to the shareholders of the William Penn Portfolio for their approval.
        THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE REORGANIZATION.
        Considerations of the Board of Directors of the Federated Fund.
The Board of Directors of the Federated Fund, including the independent Directors, have unanimously concluded that consummation of the Reorganization is in the best interests of the Federated Fund and the shareholders of the Federated Fund and that the interests of Federated Fund shareholders would not be diluted as a result of effecting the Reorganization and have unanimously voted to approve the Plan.
Agreement Among William Penn Fund Group Shareholders, The William Penn Company and Federated
        The Reorganization is being proposed as part of an agreement between Federated, The William Penn Company and the William Penn Fund Group Shareholders, pursuant to which the shareholders of The William Penn Company would be compensated for selling to Federated its capital stock and cooperating in facilitating the transaction contemplated by the agreement. Description of the Plan of Reorganization
        The Plan provides that the Federated Fund will acquire all of the assets and assume certain liabilities of the William Penn Portfolio in exchange for the Federated Fund's Class A Shares to be distributed pro rata by the William Penn Portfolio to its Class A and Class C shareholders respectively, in complete liquidation of the William Penn Portfolio on or
about [             ] (the "Closing Date").  Shareholders of the William
Penn Portfolio will become shareholders of the Federated Fund as of the close of business on the Closing Date, and will be entitled to the Federated Fund's next dividend distribution.
        As of or prior to the Closing Date, the William Penn Portfolio will declare and pay a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders all income for the period ending on the Closing Date. In addition, the William Penn Portfolio's dividend will include its net capital gains realized in the period ending on the Closing Date.
        Consummation of the Reorganization is subject to the conditions set forth in the Plan, including receipt of an opinion in form and substance satisfactory to the William Penn Portfolio and the Federated Fund, as described under the caption "Federal Income Tax Consequences" below. The Plan may be terminated and the Reorganization may be abandoned at any time before or after approval by shareholders of the William Penn Portfolio prior to the Closing Date if a majority of the independent board members of either board reasonably believe that continuing the transaction would have a material adverse impact on that fund.
        Federated Advisers is responsible for the payment of substantially all of the expenses of the Reorganization incurred by either party, whether or not the Reorganization is consummated. Such expenses include, but are not limited to, registration fees, transfer taxes (if any), and the costs of preparing, printing, copying and mailing proxy solicitation materials to the William Penn Portfolio shareholders. Penn Square Management Corporation is responsible for the payment of the legal and accounting fees of the William Penn Portfolio.
        The foregoing description of the Plan entered into between the Federated Fund and the William Penn Portfolio is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference thereto.
Description of Federated Fund Shares
        Full and fractional Class A Shares of the Federated Fund will be issued without the imposition of a sales charge or other fee to the corresponding shareholders of the William Penn Portfolio in accordance with the procedures described above. Class A Shares of the Federated Fund to be issued to shareholders of the William Penn Portfolio under the Plan will be fully paid and nonassessable when issued and transferable without restriction and will have no preemptive or conversion rights. Reference is hereby made to the Prospectus of the Federated Fund dated March 4, 1997, provided herewith for additional information about Class A Shares of the Federated Fund.
Federal Income Tax Consequences
        As a condition to the Reorganization, the Federated Trust, on behalf of the Federated Fund, and the Trust, on behalf of the William Penn Portfolio, will receive an opinion from Dickstein Shapiro Morin & Oshinsky LLP, counsel to the Federated Fund, to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes: (1) the Reorganization as set forth in the Plan will constitute a tax-free reorganization under Section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by the Federated Fund upon its receipt of the William Penn Portfolio's assets solely in exchange for Federated Fund Class A Shares and the assumption of certain stated liabilities; (3) no gain or loss will be recognized by the William Penn Portfolio upon the transfer of its assets to the Federated Fund in exchange for Federated Fund Class A Shares and the assumption of certain stated liabilities or upon the distribution (whether actual or constructive) of the Federated Fund Class A Shares to the William Penn Portfolio shareholders in exchange for their shares of the William Penn Portfolio; (4) no gain or loss will be recognized by shareholders of the William Penn Portfolio upon the exchange of their William Penn Portfolio shares for Federated Fund Class A Shares; (5) the tax basis of the William Penn Portfolio's assets acquired by the Federated Fund will be the same as the tax basis of such assets to the William Penn Portfolio immediately prior to the Reorganization; (6) the tax basis of Federated Fund Class A Shares received by each shareholder of the William Penn Portfolio pursuant to the Plan will be the same as the tax basis of William Penn Portfolio shares held by such shareholder immediately prior to the Reorganization;
(7) the holding period of the assets of the William Penn Portfolio in the hands of the Federated Fund will include the period during which those assets were held by the William Penn Portfolio; and (8) the holding period of Federated Fund Class A Shares received by each shareholder of the William Penn Portfolio will include the period during which the William Penn Portfolio shares exchanged therefor were held by such shareholder, provided the William Penn Portfolio shares were held as capital assets on the date of the Reorganization.
        Shareholders should recognize that an opinion of counsel is not binding on the Internal Revenue Service (`IRS'') or any court. The
William Penn Portfolio does not expect to obtain a ruling from the IRS regarding the consequences of the Reorganization. Accordingly, if the IRS sought to challenge the tax treatment of the Reorganization and was successful, neither of which is anticipated, the Reorganization would be treated as a taxable sale of assets of the William Penn Portfolio, followed by the taxable liquidation of the William Penn Portfolio.
Comparative Information on Shareholder Rights and Obligations
        General. Both the Federated Fund and the William Penn Portfolio are open-end, diversified management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. The Federated Fund is organized as a separate series of the Federated Trust as a Massachusetts business trust under the laws of the State of Massachusetts and is governed by its Declaration of Trust, By-Laws, and Board of Trustees, in addition to applicable state and federal law. The William Penn Portfolio is organized as a separate series of William Penn Interest Income Fund as a common law trust under the laws of the Commonwealth of Pennsylvania and is governed by its Declaration of Trust and Board of Trustees, in addition to applicable state and federal law. Set forth below is a brief summary of the significant rights of shareholders of the Federated Fund and the William Penn Portfolio.
        Shares of the Federated Fund and the William Penn Portfolio. The Federated Fund is authorized to issue an indefinite number of full and fractional shares of beneficial interest without par value. The Board of Trustees has established Class A Shares and Class B Shares of the Federated Fund. The William Penn Portfolio is authorized to issue an unlimited number of shares of beneficial interest which have no par value. The William Penn Portfolio is currently one of five investment portfolios of William Penn Interest Income Fund and has Class A Shares and Class C Shares outstanding. Issued and outstanding shares of both the Federated Fund and William Penn Portfolio are fully paid and nonassessable, and freely transferable.
        Voting Rights. Neither the Federated Fund nor the William Penn Portfolio is required to hold annual meetings of shareholders, except as required under the 1940 Act. Shareholder approval is necessary only for certain changes in operations or the election of directors under certain circumstances. The Federated Fund requires that a special meeting of shareholders be called for any permissible purpose upon the written request of the holders of at least 10% of the outstanding shares of the series of the Federated Fund entitled to vote. A special meeting of the shareholders of the William Penn Portfolio is required to be called upon the written request of shareholders representing not less than 30% of the issued and outstanding shares entitled to vote. Each share of the Federated Fund and the William Penn Portfolio gives the shareholder one vote in director elections and other matters submitted to shareholders for vote. All shares of each series or class in the Federated Fund and the William Penn Portfolio have equal voting rights except that in matters affecting only a particular series or class, only shares of that series or class are entitled to vote.
        Trustees. The Declaration of Trust of the Federated Trust provides that the term of office of each Trustee shall be until his or her resignation or removal or until the annual meeting next held after his or her election or until election and qualification of his or her successor.
A Trustee of the Federated Fund may be removed by a vote of a majority of all shares outstanding and entitled to vote at any special meeting of shareholders, and such shareholders may elect a Trustee to replace the Trustee so removed to serve for the remainder of the term and until the election and qualification of his or her successor. A vacancy on the Board may be filled by the action of a majority of the Trustees remaining in office, and such elected Trustee shall hold office until the next annual meeting of shareholders or until his or her successor is duly elected and qualifies. Notwithstanding the foregoing, the shareholders may, at any time during the term of such Trustee elected to fill a vacancy, elect some other person to fill said vacancy and thereupon the election by the Board shall be superseded. The Declaration of Trust of the William Penn Portfolio provides that each Trustee appointed or elected in accordance with the Declaration of Trust serves until their successors have been elected and qualified, unless they resign or are removed. Regarding the William Penn Portfolio, a majority of the Trustees may accept the written resignation of another Trustee or may remove him or her from office by written notice to him and to the custodian. In addition, the holders of record of not less than two-thirds of the outstanding shares of the Portfolio may have a Trustee removed by filing a declaration with the custodian or by a vote at a meeting called for such purpose. The Trustees shall promptly call a meeting of shareholders for the purpose of voting upon removal of such Trustee(s) when requested in writing by holders of at least 10% of the Portfolio's outstanding shares. Pending the filling of any vacancy or vacancies caused by death, resignation, or removal, the remaining Trustee or Trustees shall have all the powers and duties of the whole number of Trustees. If a vacancy occurs in the office of a Trustee for any reason, including an increase in the number of Trustees, the other Trustees shall by written notice delivered to the custodian appoint a Trustee to fill the vacancy and will promptly notify the shareholders that they have done so, subject to the provisions of Section 16(a) of the 1940 Act. The agreement to be entered into with the custodian will provide that, if at any time the custodian decides that there is no Trustee available or able to serve, it will call a meeting of the shareholders to elect at least three (3) Trustees. With respect to the Federated Fund, a meeting of shareholders will be required for the purpose of electing additional Trustees whenever fewer than a majority of the Trustees then in office were elected by shareholders.
        Liability of Trustees and Officers. Under the Declaration of Trust of the Federated Fund, a Trustee or officer will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Articles of Incorporation further provide that Trustees and officers will be indemnified by the Federated Fund against reasonable costs and expenses incurred in connection with any claim or litigation unless the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the person's office. The Declaration of Trust for the William Penn Portfolio contains a provision eliminating personal liability of the Trustees. Claimants must look only to the assets of the portfolio for payment or satisfaction of claims. Trustees of the Portfolio are not protected from liability by reason of willful misconduct, bad faith, recklessness, or gross negligence in the performance of his duties as Trustee. Further, the Trustees have the power to indemnify the officers and employees of the Portfolio against reasonable liabilities and expenses unless incurred in bad faith or reckless disregard of his duties, or with willful misconduct or gross negligence. In addition, due to the provisions of the 1940 Act, shareholders would still have the right to pursue monetary claims against directors or officers for acts involving willful malfeasance, bad faith, gross negligence or reckless disregard of their duties as directors or officers.
        Termination or Liquidation. In the event of the termination or liquidation of the Federated Fund or any series or class of the Federated Fund or of the termination or liquidation of the William Penn Portfolio, the shareholders of the respective fund or class are entitled to receive, when and as declared by its Trustees, the excess of the assets belonging to the respective fund or class over the liabilities belonging to the respective fund or class. In either case, the assets belonging to the fund or class will be distributed among the shareholders in proportion to the number of shares of the respective fund or class held by them.
          Capitalization. The following table sets forth the unaudited capitalization of the Class A Shares of the Federated Fund and the shares of the William Penn Portfolio as of February 28, 1997, and on a pro forma combined basis as of that date:


                      Class A Shares     Class C Shares     Pro Forma
                  Fed. Fund   Wm. Penn     Wm. Penn    Combined
Net Assets        $85,237,124 $128,662,876 $1,655,528  $15,555,528

Net Asset Value Per Share      $11.53        $11.07     $11.06   $11.53

Shares Outstanding7,390,441   11,623,704   149,657     18,689,631

                   INFORMATION ABOUT THE FEDERATED FUND
                      AND THE WILLIAM PENN PORTFOLIO

Municipal Securities Income Trust, Federated Pennsylvania Municipal Income
Fund
        Information about the Federated Fund is contained in the Federated Fund's current Prospectus dated March 4, 1997, a copy of which is included herewith and incorporated herein by reference. Additional information about the Federated Fund is included in the Federated Fund's Annual Report to Shareholders dated August 31, 1996, the Statement of Additional Information dated March 4, 1997, and the Statement of Additional
Information dated [           ] (relating to this Prospectus/Proxy
Statement), each of which is incorporated herein by reference. Copies of the Annual Report and Statements of Additional Information, which have been filed with the Securities and Exchange Commission (the "SEC"), may be obtained upon request and without charge by contacting the Federated Fund at 1-800-341-7400, option one, or by writing the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3779. The Federated Fund is subject to the informational requirements of the Securities Act of 1933, as amended (the `1933 Act''), the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by the Federated Fund can be obtained by calling or writing the Federated Fund and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, DC located at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661 and 13th Floor, Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates or electronically at Internet Web Site (www.sec.gov).
        This Prospectus/Proxy Statement, which constitutes part of a Registration Statement filed by the Federated Fund with the SEC under the 1933 Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Federated Fund and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.
William Penn Interest Income Fund, Pennsylvania Tax-Free Income Portfolio
        Information about the William Penn Interest Income Fund, Pennsylvania Tax-Free Income Portfolio is contained in the William Penn Portfolio's current Prospectus dated March 15, 1996, the Annual Report to Shareholders dated December 31, 1996, the Semi-Annual Report to Shareholders dated June 30, 1996, the Statement of Additional Information dated March 15, 1996, and the Statement of Additional Information dated [
          ] (relating to this Prospectus/Proxy Statement), each of which is incorporated herein by reference. Copies of such Prospectus, Annual Report, Semi-Annual Report, and Statements of Additional Information, which have been filed with the SEC, may be obtained upon request and without charge from the William Penn Portfolio by calling 1-800-523-8440 or by writing to the William Penn Portfolio at 2650 Westview Drive, Wyomissing, PA 19610. The William Penn Portfolio is subject to the informational requirements of the 1933 Act, the 1934 Act and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by William Penn Interest Income Fund or its portfolio, the William Penn Portfolio, can be obtained by calling or writing the William Penn Portfolio and can also be inspected at the public reference facilities maintained by the SEC or obtained at prescribed rates at the addresses listed in the previous section.
                            VOTING INFORMATION
        This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Board of Trustees of the William Penn Portfolio of proxies for use at the Special Meeting of Shareholders (the "Special Meeting") to be held at 9:00 a.m. (general meeting) and 10:45 a.m. (Fund meeting) (local time) on May 29, 1997 at: Sheraton Berkshire Motor Inn, 1741 Paper Mill Road, Wyomissing, PA 19610, and at any adjournments thereof. The proxy confers discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Special Meeting. A proxy, if properly executed, duly returned and not revoked, will be voted in accordance with the specifications thereon; if no instructions are given, such proxy will be voted in favor of the Plan. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of the William Penn Portfolio an instrument revoking the proxy, by submitting a proxy bearing a later date or by attending and voting at the Special Meeting. Proxies, instruments revoking a proxy, or proxies bearing a later date may be communicated by telephone, by electronic means including facsimile, or by mail.
        The cost of the solicitation, including the printing and mailing of proxy materials, will be borne by Federated Advisers. In addition to solicitations through the mails, proxies may be solicited by officers, employees and agents, including third party solicitors, of the William Penn Portfolio, Federated Advisers and their respective affiliates at no additional cost to the William Penn Portfolio. Such solicitations may be by telephone, telegraph, or personal contact. Any telephonic solicitations will follow procedures designed to insure accuracy and prevent fraud including requiring identifying shareholder information, and recording the shareholder's instructions. Shareholders who communicate proxies by telephone or by other electronic means have the same power and authority to issue, revoke, or otherwise change their voting instructions as currently exists for instructions communicated in written form. Federated Advisers will reimburse custodians, nominees and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons. Outstanding Shares and Voting Requirements
        The Board of Trustees of the William Penn Portfolio has fixed the
close of business on [             ], as the record date for the
determination of shareholders entitled to notice of and to vote at the Special Meeting and any adjournments thereof. As of the record date, there
were [         ] Class A Shares and [        ] Class C Shares of the
William Penn Portfolio outstanding. Each of the William Penn Portfolio's shares is entitled to one vote and fractional shares have proportionate voting rights. On the record date, the Trustees and Officers of the
William Penn Portfolio as a group owned less than [    ] of the outstanding
shares of the William Penn Portfolio. To the best knowledge of Penn Square Management Corporation, as of the record date, no person owned beneficially or of record 5% or more of the William Penn Portfolio's outstanding shares.
        As of the record date, there were [       ] Class A Shares of the
Federated Fund outstanding. On the record date, the Trustees and officers of the Federated Fund as a group owned less than 1% of the outstanding Class A Shares of the Federated Fund. To the best knowledge of Federated Advisers, as of the record date, no person, except as set forth in the table below, owned beneficially or of record 5% or more of the Federated Fund's outstanding Class A.

CLASS A SHARES NAME AND ADDRESS       SHARES OWNED PERCENT OF
                                        OUTSTANDING SHARES


        Approval of the Plan requires the affirmative vote of a majority of the outstanding shares of the William Penn Portfolio. The votes of shareholders of the Federated Fund are not being solicited since their approval is not required in order to effect the Reorganization.
        One-third of the issued and outstanding shares of the William Penn Portfolio, represented in person or by proxy, will be required to constitute a quorum at the Special Meeting for the purpose of voting on the proposed Reorganization. For purposes of determining the presence of a quorum, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast, at the Special Meeting. Because approval of the Reorganization requires the approval of a majority of the outstanding shares of the William Penn Portfolio, abstentions and "broker non-votes" will have the same effect as if they were votes against the Reorganization.
Dissenter's Right of Appraisal
        Shareholders of the William Penn Portfolio objecting to the Reorganization have no appraisal rights under the William Penn Portfolio's Declaration of Trust or Pennsylvania law. Under the Plan, if approved by William Penn Portfolio shareholders, each shareholder will become the owner of Class A Shares of the Federated Fund having a total net asset value equal to the total net asset value of his or her holdings in the William Penn Portfolio's Class A or Class C Shares at the Closing Date.
        OTHER MATTERS AND DISCRETION OF PERSONS NAMED IN THE PROXY Management of the William Penn Portfolio knows of no other matters that may properly be, or which are likely to be, brought before the Special Meeting. However, if any other business shall properly come before the Special Meeting, the persons named in the proxy intend to vote thereon in accordance with their best judgment.
        If at the time any session of the Special Meeting is called to order, a quorum is not present in person or by proxy, the persons named as proxies may vote those proxies which have been received to adjourn the Special Meeting to a later date. In the event that a quorum is present but sufficient votes in favor of one or more of the proposals have not been received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to any such proposal. All such adjournments will require the affirmative vote of a majority of the shares present in person or by proxy at the session of the Special Meeting to be adjourned. The persons named as proxies will vote those proxies which they are entitled to vote in favor of the proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the proposal, against any such adjournment.
        Whether or not shareholders expect to attend the Special Meeting, all shareholders are urged to sign, fill in and return the enclosed proxy form promptly.


                                                       EXHIBIT A

                   AGREEMENT AND PLAN OF REORGANIZATION

        AGREEMENT AND PLAN OF REORGANIZATION dated          , 1997 (the
                                                   ---------
"Agreement"), between MUNICIPAL SECURITIES INCOME TRUST, a Massachusetts business trust (the `Federated Trust''), on behalf of its portfolio FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND (hereinafter called the "Acquiring Fund"), and WILLIAM PENN INTEREST INCOME FUND, a Pennsylvania Common Law Trust (hereinafter called the "Trust") on behalf of its portfolio PENNSYLVANIA TAX-FREE INCOME PORTFOLIO (hereinafter called the "Acquired Fund").
       This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all the assets and the assumption of certain liabilities of the Acquired Fund in exchange solely for Class A Shares of the Acquiring Fund (the "Acquiring Fund Shares") and the distribution, after the Closing Date (as hereinafter defined), of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.
       WHEREAS, the Trust and the Federated Trust are registered open-end management investment companies and the Acquired Fund owns securities in which the Acquiring Fund is permitted to invest;
       WHEREAS, both the Acquired Fund and the Acquiring Fund are authorized to issue shares of common stock or shares of beneficial interest, as the case may be;
       WHEREAS, the Board of Trustees, including a majority of the directors who are not "interested persons" (as defined under the Investment Company Act of 1940, as amended (the "1940 Act")), of the Acquiring Fund has determined that the transfer of all of the assets and the assumption of certain liabilities of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and
        WHEREAS, the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined under the 1940 Act), of the Trust has determined that the transfer of all of the assets and the assumption of certain liabilities of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders;
        NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:
     1.TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE
       ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.
     1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund all of the assets of the Acquired Fund, including all securities and cash, other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in paragraph 1.5, beneficially owned by the Acquired Fund, and the Acquiring Fund agrees in exchange therefor to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined as set forth in paragraph 2.3. Such transaction shall take place at the closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall credit the Acquiring Fund Shares to the Acquired Fund's account, for the benefit of its shareholders, on the stock record books of the Acquiring Fund and shall deliver a confirmation thereof to the shareholders of the Acquired Fund.
     1.2 The Acquiring Fund will assume only those certain liabilities which are set forth in a certificate to be provided by the Acquired Fund at Closing and accepted by the Acquiring Fund.
     1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to State Street Bank and Trust Company (hereinafter called "State Street"), Boston, Massachusetts, the Acquiring Fund's custodian (the "Custodian"), for the account of the Acquiring Fund, together with proper instructions and all necessary documents to transfer to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims created by the Acquired Fund. All cash delivered shall be in the form of immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.
     1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund thereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.
     1.5 As soon after the Closing Date as is conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record, determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1. In addition, each Acquired Fund Shareholder shall have the right to receive any unpaid dividends or other distributions which were declared before the Valuation Date (as hereinafter defined) with respect to the shares of the Acquired Fund that are held by the shareholder on the Valuation Date. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share record books of the Acquiring Fund in the names of the Acquired Fund Shareholders, and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders, based on their ownership of shares of the Acquired Fund on the Closing Date. All issued and outstanding Shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares, after the Closing Date as determined in accordance with paragraph 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.
     1.6 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.
     1.7 Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.
     1.8 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Trust up to and including the Closing Date and such later dates, with respect to dissolution and deregistration of the Trust, on which the Trust is dissolved and deregistered.
     1.9 The Trust shall be deregistered as an investment company under the 1940 Act and dissolved as a Pennsylvania common law trust as promptly as practicable following the Closing Date and the making of all distributions pursuant to paragraph 1.5.
     2.VALUATION.
     2.1 The value of the Acquired Fund's net assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Closing Date (such time and date being herein called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.2 The net asset value of each Acquiring Fund Share shall be the net asset value per share computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's net assets shall be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1, by the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2.
     2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund, which practices have been reviewed by the Acquired Fund's Board of Trustees.
     3.CLOSING AND CLOSING DATE.
     3.1  The Closing Date shall be [             ] or such later date as
the parties may mutually agree. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) at the offices of the Acquiring Fund, Federated Investors Tower, Pittsburgh, PA 15222-3779, or such other time and/or place as the parties may mutually agree.
     3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.
     3.3 Penn Square Management Corporation, as transfer agent for the Acquired Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.
     4.REPRESENTATIONS AND WARRANTIES.
     4.1 The Trust represents and warrants to the Acquiring Fund as follows:
             (a) The Trust is a Common Law Trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has power to own all of its properties and assets and to carry out this Agreement.
             (b) The Trust is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Trust is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Trust's Declaration of Trust or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.
             (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.
             (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.
             (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (g) The Statement of Assets and Liabilities of the Acquired Fund at December 31, 1995 and at December 31, 1996 has been audited by Ernst & Young LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.
              (h) Since December 31, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.
             (i) At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed or an appropriate extension obtained, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof or contest in good faith, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (j) For each fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.
             (l) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.
             (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Trust and, subject to the approval of the Acquired Fund Shareholders, this Agreement constitutes the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (n) The prospectus/proxy statement of the Acquired Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (only insofar as it relates to the Acquired Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
     4.2 The Acquiring Fund represents and warrants to the Trust as follows:
             (a) The Federated Trust is a Massachusetts business trust duly organized, validly existing and in good standing under the laws of the State of Massachusetts and has the power to carry on its business as it is now being conducted and to carry out this Agreement.
             (b) The Federated Trust is registered under the 1940 Act as an open-end, diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Federated Trust is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Federated Trust's Declaration of Trust or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.
             (d) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.
             (e) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (f) The Statement of Assets and Liabilities of the Acquiring Fund at August 31, 1995 and 1996, have been audited by Deloitte & Touche LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein.
              (g) Since August 31, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business.
             (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed or an appropriate extension obtained, by such date shall have been filed, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof or contest in good faith, and to the best of the Acquiring Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (i) For each fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (j) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.
             (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Federated Trust, and this Agreement constitutes the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (l) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
     5.COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.
     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.
     5.2 The Trust will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.
     5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
     5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Trust's President and its Treasurer.
     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of the Prospectus/Proxy Statement, referred to in paragraph 4.1(o), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.
     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act and the 1940 Act as it may deem appropriate in order to continue its operations after the Closing Date.
     5.7 Prior to the Valuation Date, the Acquired Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to the Valuation Date, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, plus the excess of its interest income, if any, excludable from gross income under Section 103(a) of the Code over its deductions disallowed under Sections 265 and 171(a)(2) of the Code for the taxable periods or years ended on or before December 31, 1996 and for the period from said date to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before December 31, 1996 and in the period from said date to and including the Closing Date.
     6.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.
        The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     6.1 All representations and warranties of the Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     6.2 The Trust shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Trust.
     6.3 The Trust shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Trust made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.
     6.4 The Acquired Fund shall have delivered to the Acquiring Fund a certificate specifying the liabilities which are to be assumed by the Acquiring Fund all of which shall be reflected in the net asset value of the Acquired Fund on the Closing Date, which liabilities shall be acceptable to the Acquiring Fund in its sole discretion.
     7.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.
        The obligations of the Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     7.1 All representations and warranties of the Federated Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     7.2 The Acquiring Fund shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.
     7.3 There shall not have been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business since the date hereof other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness, except as otherwise disclosed to and accepted by the Acquired Fund.
     8.FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING
       FUND AND THE ACQUIRED FUND.
        If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.
     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Trust's Articles of Incorporation and the 1940 Act.
     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.
     8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.
     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.
     8.5 The Federated Trust and the Trust shall have received an opinion of Dickstein Shapiro Morin & Oshinsky LLP substantially to the effect that for federal income tax purposes:
             (a) The transfer of all of the Acquired Fund assets and the assumption of certain liabilities in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders in liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code;
(b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption of certain liabilities; (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption of certain liabilities or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired Fund; (d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares; (e) The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization;
(f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization; (g) The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and
(h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).
     9.TERMINATION OF AGREEMENT.
     9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of the Trust or the Board of Trustees of the Federated Trust at any time prior to the Closing Date (and notwithstanding any vote of the Acquired Fund Shareholders) if circumstances should develop that, in the opinion of either of the parties' Board, make proceeding with this Agreement inadvisable.
     9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the trustees or officers of the Trust or the Federated Trust or the shareholders of the Acquiring Fund or of the Acquired Fund, in respect of this Agreement.
     10.    WAIVER.
        At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Trustees of the Federated Trust or the Board of Trustees of the Trust, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquiring Fund or of the Acquired Fund, as the case may be.
     11.    MISCELLANEOUS.
     11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.
     11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.
     11.3 This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without giving effect to principles of conflicts of laws.
     11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
     11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.
     11.6 An agreement has been entered into under which Federated Advisers will assume substantially all of the expenses of the Reorganization including registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund Shareholders and the costs of holding the special meeting of shareholders. Penn Square Management Corporation will assume the legal and accounting fees of the Acquired Fund.


        IN WITNESS WHEREOF, the Acquired Fund and the Acquiring Fund have each caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                              Acquired Fund:
                              WILLIAM PENN INTEREST INCOME FUND,
                              on behalf of its portfolio,
Attest:                       PENNSYLVANIA TAX-FREE
                                 INCOME PORTFOLIO




                              By:
Name:                                Name:
Title:                               Title:



                              Acquiring Fund:
Attest:                       MUNICIPAL SECURITIES INCOME TRUST
                              on behalf of its portfolio,
                              FEDERATED PENNSYLVANIA MUNICIPAL
                                 INCOME FUND




                              By:
Name: S. Elliott Cohan               Name:   Richard B. Fisher
Title:Assistant Secretary            Title:  President

                    STATEMENT OF ADDITIONAL INFORMATION
                             [              ]
                       ACQUISITION OF THE ASSETS OF
                  PENNSYLVANIA TAX-FREE INCOME PORTFOLIO,
                              A PORTFOLIO OF
                     WILLIAM PENN INTEREST INCOME FUND
                            2650 WESTVIEW DRIVE
                      WYOMISSING, PENNSYLVANIA  19610
                     TELEPHONE NUMBER:  1-800-523-8440
                 BY AND IN EXCHANGE FOR CLASS A SHARES OF
               FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND,
                              A PORTFOLIO OF
                     MUNICIPAL SECURITIES INCOME TRUST
                         FEDERATED INVESTORS TOWER
                   PITTSBURGH, PENNSYLVANIA  15222-3779
                     TELEPHONE NUMBER:  1-800-341-7400

        This Statement of Additional Information dated [         ] is not a
prospectus.  A Prospectus/Proxy Statement dated [      ] related to the
above-referenced matter may be obtained from Federated Pennsylvania Municipal Income Fund, a Portfolio of Municipal Securities Income Trust, Inc., Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.


                             TABLE OF CONTENTS

1. Statement of Additional Information of Federated Pennsylvania Municipal Income Fund, a portfolio of Municipal Securities Income Trust, dated March 4, 1997.
2. Statement of Additional Information of Pennsylvania Tax-Free Income Portfolio, a portfolio of William Penn Interest Income Fund, dated
March 15, 1996.

3. Financial Statements of Federated Pennsylvania Municipal Income Fund, a portfolio of Municipal Securities Income Trust, dated August 31, 1996.

4. Financial Statements of Pennsylvania Tax-Free Income Portfolio, a portfolio of William Penn Interest Income Fund, dated December 31, 1996.

5.   Pro forma Financial Statements (unaudited) of the combined
Pennsylvania Tax-Free Income Portfolio, a portfolio of William Penn Interest Income Fund, dated August 31, 1996 and the Federated Pennsylvania Municipal Income Fund, a portfolio of Municipal Securities Income Trust, dated August 31, 1996.

        The Statement of Additional Information of Federated Pennsylvania Municipal Income Fund (the "Federated Fund"), a portfolio of Municipal Securities Income Trust, dated March 4, 1997, is incorporated herein by reference to Post-Effective Amendment No.22 to the Federated Trust's Registration Statement on Form N-1A (File Nos. 33-36729 and 811-6165) which was filed with the Securities and Exchange Commission on or about February 12, 1997. A copy may be obtained, upon request and without charge, from the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3279; telephone number: 1-800-341-7400.
        The Statement of Additional Information of Pennsylvania Tax-Free Income Portfolio (the "William Penn Portfolio"), a portfolio of William Penn Interest Income Fund (the "Trust"), dated March 15, 1996, is incorporated herein by reference to Post-Effective Amendment No. 16 to the Trust's Registration Statement on Form N-1A (File Nos. 33-14609 and 811-
5177) which was filed with the Securities and Exchange Commission on or about March 21, 1996. A copy may be obtained, upon request and without charge, from the William Penn Portfolio at 2650 Westview Drive, Wyomissing, Pennsylvania 19610; telephone number: 1-800-523-8440.
        The audited financial statements of the Federated Fund, dated August 31, 1996, are incorporated herein by reference to the Federated Fund's Annual Report to Shareholders dated August 31, 1996 which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3279; telephone number: 1-800-341-7400.
        The audited financial statements of the William Penn Portfolio, dated December 31, 1996, are incorporated herein by reference to the William Penn Portfolio's Annual Report to Shareholders dated December 31, 1996, which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from the State Bond Fund at 2650 Westview Drive, Wyomissing, Pennsylvania 19610; telephone number 1-800-523-8440.
     Pro forma financial statements are included herein as the total net assets of the William Penn Portfolio do exceed 10% of the total assets of the Federated Fund. At February 28, 1997, the total net assets of the William Penn Portfolio were $130,318,404 and the total net assets of the Federated Fund were $85,237,124.



               FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND
                  PENNSYLVANIA TAX-FREE INCOME PORTFOLIO
                      INTRODUCTION TO PROPOSED MERGER



The accompanying unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities reflect the accounts of Federated Pennsylvania Municipal Income Fund and Pennsylvania Tax-Free Income Portfolio, collectively (`the Funds''), as of August 31, 1996. These statements have been derived from the books and records utilized in calculating daily net asset values at August 31, 1996. The accompanying unaudited Pro Forma Combining Statement of Operations reflects the accounts of Federated Pennsylvania Municipal Income Fund's most recent fiscal year ended August 31, 1996, and the twelve month period ended August 31, 1996, for Pennsylvania Tax-Free Income Portfolio.

     The Pro Forma statements give effect to the proposed transfer of assets from Pennsylvania Tax-Free Income Portfolio in exchange for Class A Shares of Federated Pennsylvania Municipal Income Fund.




FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND
PENNSYLVANIA TAX-FREE INCOME PORTFOLIO
PRO FORMA COMBINING PORTFOLIO OF INVESTMENTS
AUGUST 31, 1996  (UNAUDITED)






FEDERATED      PENNSYLVANIA                                    FEDERATED         PENNSYLVANIA
PENNSYLVANIA   TAX-FREE                                        PENNSYLVANIA      TAX-FREE
MUNICIPAL      INCOME        PRO-FORMA                         MUNICIPAL         INCOME        PRO-FORMA
INCOME FUND    PORTFOLIO     COMBINED                          INCOME FUND       PORTFOLIO     COMBINED


PRINCIPAL      PRINCIPAL     PRINCIPAL
AMOUNT         AMOUNT        AMOUNT                            VALUE             VALUE         VALUE

LONG-TERM MUNICIPALS--96.1%

                                          PENNSYLVANIA--96.1%

-----          $   685,000   $   685,000  Aliquippa, PA,
                                          Aliquippa School     -----             $   245,894   $   245,894
                                          District, 6/1/2013

-----          585,000       585,000      Aliquippa, PA,
                                          Aliquippa School     -----             196,858       196,858
                                          District, 6/1/2014
-----          690,000       690,000      Allegheny County,
                                          PA, GO Bonds,        -----             700,840       700,840
                                          7.300%, 2/15/1997

-----          325,000       325,000      Allegheny County,
                                          PA Hospital          -----             346,593       346,593
                                          Authority, (MBIA
                                          INS), 7.600%,
                                          3/1/2008

-----          3,465,000     3,465,000    Allegheny County,
                                          PA Hospital          -----             3,815,242     3,815,242
                                          Authority,
                                          (ESCROW), 6.625%,
                                          7/1/2009

$   2,000,000  -----         2,000,000    Allegheny County,
                                          PA HDA, Health &
                                          Education Revenue
                                          Bonds, 7.000%        $  2,027,100      -----         2,027,100
                                          (Rehabilitation
                                          Institute of
                                          Pittsburgh)/(Origin
                                          al Issue Yield:
                                          7.132%), 6/1/2022

2,325,000      -----         2,325,000    Allegheny County,
                                          PA HDA, Revenue
                                          Refunding Bonds,
                                          6.875% (Children's   2,467,337         -----         2,467,337
                                          Hospital of
                                          Pittsburgh)/(MBIA
                                          INS)/(Original
                                          Issue Yield:
                                          7.061%), 7/1/2014

-----          500,000       500,000      Allegheny County,
                                          PA INS District,     -----             537,840       537,840
                                          6.800%, (MBIA INS),
                                          4/1/2000

-----          500,000       500,000      Allegheny County,
                                          PA INS District,     -----             536,450       536,450
                                          7.300%, (MBIA INS),
                                          4/1/2009

465,000        -----         465,000      Allegheny County,
                                          PA Residential
                                          Finance Agency, SFM  489,087           -----         489,087
                                          Revenue Bonds
                                          (Series K), 7.750%
                                          (GNMA COL),
                                          12/1/2022

775,000        -----         775,000      Allegheny County,
                                          PA Residential
                                          Finance Agency, SFM   815,548          -----         815,548
                                          Revenue Bonds
                                          (Series Q), 7.400%
                                          (GNMA COL),
                                          12/1/2022

-----          590,000       590,000      Allegheny County,
                                          PA Sanitary          -----             632,456        632,456
                                          Authority, (FGIC
                                          INS), 7.250%,
                                          12/1/2003

-----          500,000       500,000      Allentown, PA,
                                          Allentown School     -----             542,510       542,510
                                          District,
                                          GO Bond, 6.500%,
                                          (AMBAC INS),
                                          11/1/2001

2,060,000      -----         2,060,000    Allentown, PA Area
                                          Hospital Authority,
                                          Revenue Bonds        2,064,326         -----         2,064,326
                                          (Series B), 6.750%
                                          (Sacred Heart
                                          Hospital of
                                          Allentown),
                                          11/15/2015

-----          1,170,000     1,170,000    Bethlehem, PA,       -----             1,250,297     1,250,297
                                          6.150%, (AMBAC
                                          INS), 6/1/2002

-----          500,000       500,000      Bethlehem, PA,       -----             542,345       542,345
                                          6.750%, (AMBAC
                                          INS), 9/1/2002

-----          400,000       400,000      Berks County, PA
                                          Municipal            -----             408,996       408,996
                                          Authority, 6.300%,
                                          9/1/2002

-----          3,000,000     3,000,000    Berks County, PA,    -----             689,040       689,040
                                          11/15/2020

4,250,000      -----         4,250,000    Bradford County, PA
                                          IDA, Solid Waste
                                          Disposal Revenue     4,394,713         -----         4,394,713
                                          Bonds (Series A),
                                          6.600%
                                          (International
                                          Paper Co.),
                                          3/1/2019

-----          705,000       705,000      Bucks County, PA
                                          Water & Sewer                          721,786       721,786
                                          Authority, (FGIC
                                          INS), 5.500%,
                                          2/1/2008

$   750,000    -----         $   750,000  Butler County, PA
                                          Hospital Authority,
                                          Hospital Revenue     $   809,798       -----         $   809,798
                                          Bonds (Series A),
                                          7.000% (North Hills
                                          Passavant
                                          Hospital)/(FSA
                                          INS), 6/1/2022

-----          $             1,260,000    Butler, PA, Butler   -----             $   421,521   421,521
               1,260,000                  School District,
                                          12/1/2014

-----          100,000       100,000      Canon, PA, Canon     -----             45,486        45,486
                                          School District,
                                          3/1/2010

-----          150,000       150,000      Center Township,
                                          PA, Sewer            -----             40,561        40,561
                                          Authority,
                                          (Series A)/(MBIA
                                          INS), 4/15/2018

-----          2,170,000     2,170,000    Chartiers Valley,
                                          PA, Chartiers        -----             2,239,440     2,239,440
                                          Valley School
                                          District, 6.150%,
                                          (ESCROW), 3/1/2007

-----          1,035,000     1,035,000    Chester County,      -----             1,112,366     1,112,366
                                          6.400%, 12/15/2001

-----          745,000       745,000      Cocalico School
                                          District, PA,        -----             799,921       799,921
                                          6.400%, (MBIA INS),
                                          3/1/2001

-----          1,575,000     1,575,000    Commonwealth of
                                          Pennsylvania,        -----             1,668,870     1,668,870
                                          6.000%, 7/1/2007

-----          1,105,000     1,105,000    Cornell, PA,
                                          Cornell School       -----             1,162,858     1,162,858
                                          District, 6.000%,
                                          9/1/2002

-----          920,000       920,000      Dauphin, PA, GO      -----             241,942       241,942
                                          Bonds, (MBIA INS),
                                          10/1/2018

-----          425,000       425,000      Delaware County, PA  -----             443,224       443,224
                                          IDA, 7.900%,
                                          12/1/2005

1,750,000      -----         1,750,000    Delaware County, PA
                                          Authority, Hospital
                                          Revenue Bonds,
                                          5.300% (Crozer-      1,603,630         -----          1,603,630
                                          Chester Medical
                                          Center)/(MBIA
                                          INS)/(Original
                                          Issue Yield:
                                          5.550%), 12/15/2020
-----          200,000       200,000      Delaware County, PA
                                          Delaware River       -----              214,554      214,554
                                          Joint Toll
                                          Authority, 7.400%,
                                          7/1/2002

750,000        -----         750,000      Derry Township, PA
                                          School District, GO  832,110           -----         832,110
                                          Bonds, 7.00%
                                          (United States
                                          Treasury PRF),
                                          9/15/2009

1,600,000      -----         1,600,000    Dormont Borough,
                                          PA, Allegheny
                                          County, UT GO Bonds
                                          (Series 1995),       1,719,872         -----         1,719,872
                                          7.000% (United
                                          States Treasury
                                          PRF)/(Original
                                          Issue Yield:
                                          7.125%), 3/1/2010
                                          (@100)

-----          500,000       500,000      Easton, PA,          -----             203,840       203,840
                                          Northampton County,
                                          12/1/2011

-----          700,000       700,000      Easton, PA,          -----             274,995       274,995
                                          Northampton County,
                                          6/1/2012

-----          2,210,000     2,210,000    Elizabeth, PA,
                                          Elizabeth School     -----             605,717       605,717
                                          District,
                                          (MBIA INS),
                                          9/1/2018

-----          2,210,000     2,210,000    Elizabeth, PA,
                                          Elizabeth School     -----             571,108       571,108
                                          District,
                                          (MBIA INS),
                                          9/1/2019

-----          2,210,000     2,210,000    Elizabeth, PA,
                                          Elizabeth School     -----             533,494       533,494
                                          District,
                                          (MBIA INS),
                                          9/1/2020

-----          2,210,000     2,210,000    Elizabeth, PA,
                                          Elizabeth School     -----             507,725       507,725
                                          District,
                                          (MBIA INS),
                                          9/1/2021

-----          2,210,000     2,210,000    Elizabeth, PA,
                                          Elizabeth School     -----             478,708       478,708
                                          District,
                                          (MBIA INS),
                                          9/1/2022

-----          2,210,000     2,210,000    Elizabeth, PA,
                                          Elizabeth School     -----             451,370       451,370
                                          District,
                                          (MBIA INS),
                                          9/1/2023

-----          2,170,000     2,170,000    Elizabeth, PA,
                                          Elizabeth School     -----             412,235       412,235
                                          District,
                                          (MBIA INS),
                                          9/1/2024

-----          500,000       500,000      Erie, PA, Erie
                                          Lease Revenue,       -----             543,525       543,525
                                          (Erie Prison),
                                          6.450%, (MBIA INS),
                                          11/1/2001

-----          3,800,000     3,800,000    Exeter School        -----             1,079,618     1,079,618
                                          District, PA, (FGIC
                                          INS), 5/15/2017

-----          3,800,000     3,800,000    Exeter School        -----             1,015,968     1,015,968
                                          District, PA, (FGIC
                                          INS), 5/15/2018

-----          3,800,000     3,800,000    Exeter School        -----             956,080       956,080
                                          District, PA, (FGIC
                                          INS), 5/15/2019

2,000,000      -----         2,000,000    Fayette County, PA
                                          Hospital Authority,
                                          Hospital Revenue
                                          Bonds (Series        1,898,580         -----         1,898,580
                                          1996A), 5.750%
                                          (Uniontown
                                          Hospital)/(Connie
                                          Lee INS)/(Original
                                          Issue Yield:
                                          6.050%), 6/15/2015

1,000,000      -----         1,000,000    Geisinger
                                          Authority, PA
                                          Health System,
                                          Revenue Bonds,       1,101,990         -----         1,101,990
                                          7.625% (United
                                          States Treasury
                                          PRF)/(Original
                                          Issue Yield:
                                          7.697%), 7/1/2009
                                          (@102)

-----          750,000       750,000      Harrisburg, PA,
                                          Harrisburg Water     -----             816,067       816,067
                                          Authority, 6.650%,
                                          (FGIC INS),
                                          7/15/2001

-----          175,000        175,000     Harrisburg, PA,
                                          Harrisburg Water     -----             190,913       190,913
                                          Authority, 6.800%,
                                          7/15/2002

-----          1,000,000     1,000,000    Harrisburg, PA,
                                          Harrisburg Water     -----             1,099,550     1,099,550
                                          Authority, 7.000%,
                                          (FGIC INS),
                                          7/15/2015

-----          $   500,000   $   500,000  Harrisburg, PA,
                                          Public School        -----             $   543,995   $   543,995
                                          Authority, 6.500%,
                                          (MBIA INS),
                                          4/1/2002

-----          710,000       710,000      Hatboro, PA,
                                          Hatboro School       -----             746,728       746,728
                                          District, 6.650%,
                                          9/1/2002

-----          2,000,000     2,000,000    Hempfield, PA,
                                          Hempfield Area       -----             1,950,920     1,950,920
                                          School District,
                                          4.600%, 10/15/2004

-----          955,000       955,000      Johnstown, PA,
                                          Johnstown School     -----             975,284       975,284
                                          District Pre 1987,
                                          7.250%, 5/1/2003

$   1,000,000  -----         1,000,000    Lackawanna Trail
                                          School District,
                                          PA, UT GO Refunding  $   1,089,060     -----         1,089,060
                                          Bonds, 6.900%
                                          (AMBAC INS),
                                          3/15/2010

1,380,000      -----         1,380,000    Latrobe, PA
                                          Industrial
                                          Development
                                          Authority, College   1,389,067         -----         1,389,067
                                          Revenue Bonds,
                                          6.750% (St. Vincent
                                          College,
                                          PA)/(Original Issue
                                          Yield: 7.000%),
                                          5/1/2024

1,500,000      -----         1,500,000    Lebanon County, PA
                                          Good Samaritan
                                          Hospital Authority,
                                          Hospital Revenue     1,395,705         -----         1,395,705
                                          Bonds, 6.000% (Good
                                          Samaritan
                                          Hospital)/(Original
                                          Issue Yield:
                                          6.100%), 11/15/2018

1,000,000      -----         1,000,000    Lehigh County, PA
                                          General Purpose
                                          Authority, Hospital
                                          Refunding Revenue    975,680           -----         975,680
                                          Bonds (Series
                                          1996A), 5.750%
                                          (Muhlenberg
                                          Hospital
                                          Center)/(Original
                                          Issue Yield:
                                          5.850%), 7/15/2010

-----          750,000       750,000      Lehigh County, PA
                                          Higher Education,
                                          (Lehigh              -----             766,478       766,478
                                          University)/(North
                                          Hampton County),
                                          6.400%, 9/1/1997

2,500,000      -----         2,500,000    Luzerne County, PA
                                          IDA, Revenue
                                          Refunding Bonds      2,747,100         -----         2,747,100
                                          (Series A), 7.000%
                                          (Pennsylvania Gas &
                                          Water
                                          Company)/(AMBAC
                                          INS), 12/1/2017

4,000,000      -----         4,000,000    Lycoming County PA
                                          Authority, Hospital
                                          Lease Revenue Bonds
                                          (Series B), 6.500%   4,275,440         -----         4,275,440
                                          (Divine Providence
                                          Hospital,
                                          PA)/(Original Issue
                                          Yield: 6.700%),
                                          7/1/2022

-----          1,000,000     1,000,000    Mannheim, PA,
                                          Mannheim Central     -----             1,069,520     1,069,520
                                          School District,
                                          6.400%, (FGIC INS),
                                          3/1/2001

-----          1,010,000     1,010,000    Mars, PA, Mars
                                          School District,     -----             222,119       222,119
                                          (FGIC INS),
                                          9/1/2021

-----          435,000       435,000      Mars, PA, Mars
                                          School District,     -----             89,588        89,588
                                          (FGIC INS),
                                          9/1/2022

-----          2,210,000     2,210,000    Mars, PA, Mars
                                          School District,     -----             428,320       428,320
                                          (FGIC INS),
                                          9/1/2023

-----          2,210,000     2,210,000    Mars, PA, Mars
                                          School District,     -----             403,060       403,060
                                          (FGIC INS),
                                          9/1/2024

-----          2,210,000     2,210,000    Mars, PA, Mars
                                          School District,     -----             379,302       379,302
                                          (FGIC INS),
                                          9/1/2025
-----          1,880,000     1,880,000    Mars, PA, Mars
                                          School District,     -----             303,639       303,639
                                          (FGIC INS),
                                          9/1/2026

-----          390,000       390,000      McKean, PA, McKean
                                          IDA, (Kmart),        -----             381,213       381,213
                                          6.375%, 4/1/2004

-----          1,000,000     1,000,000    McKeesport, PA,
                                          McKeesport School    -----             296,790       296,790
                                          District, (FSA
                                          INS), 10/1/2016

-----          1,200,000     1,200,000    McKeesport, PA,
                                          McKeesport School    -----             333,192       333,192
                                          District, (FSA
                                          INS), 10/1/2017

-----          1,440,000     1,440,000    McKeesport, PA,
                                          McKeesport School    -----             376,258       376,258
                                          District, (FSA
                                          INS), 10/1/2018

-----          2,000,000     2,000,000    McKeesport, PA,
                                          McKeesport School    -----             491,780       491,780
                                          District, (FSA
                                          INS), 10/1/2019

-----          1,000,000     1,000,000    McKeesport, PA,
                                          McKeesport School    -----             229,240       229,240
                                          District, (FSA
                                          INS), 10/1/2020

-----          1,375,000     1,375,000    McKeesport, PA,
                                          McKeesport School    -----             296,505       296,505
                                          District, (FSA
                                          INS), 10/1/2021

-----          800,000       800,000      Mill Creek Township
                                          School District,     -----             590,208       590,208
                                          PA, (FGIC INS),
                                          8/15/2002

1,000,000      -----         1,000,000    Monroeville, PA
                                          Hospital Authority,
                                          Hospital Refunding
                                          Revenue Bonds        983,530           -----         983,530
                                          (Series 1995),
                                          6.250% (Forbes
                                          Health System,
                                          PA)/(Original Issue
                                          Yield: 6.600%),
                                          10/1/2015

-----          $   500,000   $   500,000  Montour, PA,         -----             $   136,740   $   136,740
                                          Montour School
                                          District, 7/1/2018

-----          445,000       445,000      Montour, PA,         -----             191,470       191,470
                                          Montour School
                                          District, 1/1/2011

-----          500,000       500,000      North Cambria, PA,
                                          Northern Cambria     -----             538,790       538,790
                                          School District,
                                          7.100%, (AMBAC
                                          INS), 1/15/2007

-----          1,080,000     1,080,000    Northeastern York
                                          County School        -----             418,036       418,036
                                          District, 9/1/2012

-----          400,000       400,000      North Hills School   -----             267,600       267,600
                                          District, PA,
                                          7/15/2004

-----          1,250,000     1,250,000    North Penn, PA,
                                          North Penn School    -----             1,319,600     1,319,600
                                          District, 6.200%,
                                          (ESCROW), 3/1/2007

-----          2,650,000     2,650,000    Penn Hills, PA,      -----             875,693       875,693
                                          (AMBAC INS)
                                          6/1/2013

-----          945,000       945,000      Penn Hills, PA,      -----              302,126       302,126
                                          (AMBAC INS)
                                          12/1/2013

-----          490,000       490,000      Penn Hills, PA,      -----             288,110       288,110
                                          (AMBAC INS)
                                          6/1/2006

-----          500,000       500,000      Penn Hills, PA,      -----             286,095       286,095
                                          (AMBAC INS)
                                          12/1/2006

-----          560,000       560,000      Penn Hills, PA,      -----             309,546       309,546
                                          (AMBAC INS)
                                          6/1/2007

-----          1,465,000     1,465,000    Penn Hills, PA,      -----             637,846       637,846
                                          (AMBAC INS)
                                          12/1/2010

-----          480,000       480,000      Penn Manor, PA,
                                          Penn Manor School    -----             479,554       479,554
                                          District, 3.650%,
                                          (FGIC INS),
                                          6/1/1997

-----          500,000       500,000      Pennsylvania
                                          Convention Center,   -----             519,100       519,100
                                          6.250%,
                                          (FGIC INS),
                                          9/1/2004

-----          1,000,000     1,000,000    Pennsylvania
                                          Convention Center,   -----             1,112,050     1,112,050
                                          6.700%,
                                          (FGIC INS),
                                          9/1/2016

-----          1,000,000     1,000,000    Pennsylvania COPs,
                                          5.000%, (AMBAC       -----             1,004,530     1,004,530
                                          INS), 7/1/2003

$   4,000,000  -----         4,000,000    Pennsylvania EDFA,
                                          Revenue Bonds,
                                          7.600% (Macmillan    $   4,398,080     -----         4,398,080
                                          Bloedel LTD
                                          Partnership)/(Origi
                                          nal Issue Yield:
                                          7.650%), 12/1/2020

8,000,000      -----         8,000,000    Pennsylvania EDFA,
                                          Wastewater
                                          Treatment Revenue    8,807,840         -----         8,807,840
                                          Bonds (Series A),
                                          7.600% (Sun Co.,
                                          Inc.)/(Original
                                          Issue Yield:
                                          7.653%), 12/1/2024

-----          2,000,000     2,000,000    Pennsylvania GO      -----             2,003,840     2,003,840
                                          Bonds, 4.100%,
                                          5/1/1997

-----          7,000,000     7,000,000    Pennsylvania GO
                                          Bonds, 5.375%,       -----             7,078,610     7,078,610
                                          (FGIC INS),
                                          5/15/2006

-----          500,000       500,000      Pennsylvania GO      -----             542,660       542,660
                                          Bonds, 6.875%,
                                          11/1/2001

-----          1,750,000     1,750,000    Pennsylvania
                                          Housing Finance      -----             1,763,440     1,763,440
                                          Authority, 5.350%,
                                          10/1/2008

-----          1,000,000     1,000,000    Pennsylvania
                                          Housing Finance      -----             1,007,680     1,007,680
                                          Authority, 5.375%,
                                          10/1/2016

-----          580,000       580,000      Pennsylvania
                                          Housing Finance      -----             546,998       546,998
                                          Authority, (Series
                                          96), 5.550%,
                                          10/1/2012

-----          1,000,000     1,000,000    Pennsylvania
                                          Housing Finance      -----             1,001,240     1,001,240
                                          Authority, 5.650%,
                                          4/1/2020

2,290,000      -----         2,290,000    Pennsylvania
                                          Housing Finance
                                          Authority, SFM       2,380,157         -----         2,380,157
                                          Revenue Bond Bonds
                                          (Series 39B),
                                          6.875%, 10/1/2024

750,000        -----         750,000      Pennsylvania
                                          Housing Finance      785,490           -----          785,490
                                          Authority, SFM
                                          Revenue Bonds
                                          (Series 33),
                                          6.900%, 4/1/2017

1,000,000      -----         1,000,000    Pennsylvania
                                          Housing Finance
                                          Authority, SFM       1,040,410         -----         1,040,410
                                          Revenue Bonds
                                          (Series 34-B),
                                          7.000%
                                          (FHA GTD), 4/1/2024

4,540,000      -----         4,540,000    Pennsylvania
                                          Housing Finance
                                          Authority, SFM       4,774,673         -----         4,774,673
                                          Revenue Bonds
                                          (Series28), 7.650%
                                          (FHA GTD),
                                          10/1/2023

-----          450,000       450,000      Pennsylvania
                                          Housing Finance      -----             464,477       464,477
                                          Authority, 7.900%,
                                          (FHA GTD),
                                          10/1/2007
-----          500,000       500,000      Pennsylvania IDA,    -----             546,450       546,450
                                          6.800%, 1/1/2001

-----          2,500,000     2,500,000    Pennsylvania
                                          Intergovernmental    -----             2,504,325     2,504,325
                                          Co-op Authority,
                                          4.000%, 6/15/1997

----           750,000       750,000      Pennsylvania
                                          Intergovernmental    -----             798,870       798,870
                                          Co-op Authority,
                                          6.000%, 6/15/2002

2,500,000      -----         2,500,000    Pennsylvania
                                          Intergovernmental
                                          Co-op Authority,
                                          Special Tax Revenue
                                          Bond, Philadelphia    2,803,200        -----         2,803,200
                                          Funding Program,
                                          6.750% (FGIC
                                          INS)/(United States
                                          Treasury
                                          PRF)/(Original
                                          Issue Yield:
                                          7.130%), 6/15/2021

-----          350,000       350,000      Pennsylvania
                                          Intergovernmental    -----             964,478       964,478
                                          Coop Authority,
                                          7.000%, (FGIC INS),
                                          6/15/2005

-----          $   840,000   $   840,000  Pennsylvania
                                          Montgomery County    -----             $   802,813   $   802,813
                                          Hospital, 4.500%,
                                          (AMBAC INS),
                                          6/1/2004

$   2,000,000  -----         2,000,000    Pennsylvania State
                                          Higher Education
                                          Facilities
                                          Authority, Health
                                          Services Revenue     $   1,949,080     -----         1,949,080
                                          Bonds (Series A of
                                          1996), 5.750%
                                          (University of
                                          Pennsylvania)/(Orig
                                          inal Issue Yield:
                                          6.035%), 1/1/2022

1,000,000      -----         1,000,000    Pennsylvania State
                                          Higher Education
                                          Facilities
                                          Authority, Hospital  1,065,760         -----         1,065,760
                                          Revenue Bonds
                                          (Series A), 7.250%
                                          (Allegheny General
                                          Hospital)/(Original
                                          Issue Yield:
                                          7.400%), 9/1/2017

-----          750,000       750,000      Pennsylvania State
                                          Higher Education
                                          Facilities           -----             807,015       807,015
                                          Authority, Revenue
                                          Bonds, 6.800%,
                                          (MBIA INS),
                                          6/15/2001

2,000,000      -----         2,000,000    Pennsylvania State
                                          Higher Education
                                          Facilities           2,000,480         -----         2,000,480
                                          Authority, Revenue
                                          Bonds (Series
                                          1996), 7.200%
                                          (Thiel College ),
                                          5/15/2026

4,000,000      ----          4,000,000    Pennsylvania State
                                          Higher Education
                                          Facilities
                                          Authority, Revenue
                                          Bonds (Series A),    4,475,720         -----         4,475,720
                                          7.375% (Medical
                                          College of
                                          Pennsylvania)/(Unit
                                          ed States Treasury
                                          PRF)/(Original
                                          Issue Yield:
                                          7.450%), 3/1/2021

2,000,000      -----         2,000,000    Pennsylvania State
                                          Higher Education
                                          Facilities
                                          Authority, Revenue   1,993,320         -----         1,993,320
                                          Bonds (Series N),
                                          5.875% (MBIA
                                          Insurance
                                          Corporation
                                          INS)/(Original
                                          Issue Yield:
                                          5.913%), 6/15/2021

2,000,000      ----          2,000,000    Pennsylvania State
                                          Higher Education
                                          Facilities
                                          Authority, Revenue   2,019,640         -----         2,019,640
                                          Bonds, 6.375%
                                          (Drexel
                                          University)/(Origin
                                          al Issue Yield:
                                          6.415%), 5/1/2017

-----          1,000,000     1,000,000    Pennsylvania State
                                          Turnpike             -----             1,034,130     1,034,130
                                          Commission, 5.450%,
                                          (MBIA INS),
                                          12/1/2002

-----          1,000,000     1,000,000    Pennsylvania State
                                          Turnpike             -----             1,018,200     1,018,200
                                          Commission, 6.000%,
                                          (MBIA INS),
                                          6/1/2015

-----          500,000       500,000      Pennsylvania State
                                          University, (Series  -----             499,280       499,280
                                          1993A), 4.700%,
                                          3/1/2002

-----          460,000       460,000      Pennsylvania State
                                          University, (Series  -----             459,236       459,236
                                          1993A), 4.800%,
                                          3/1/2003

-----          1,505,000     1,505,000    Pennsylvania State
                                          University, (Series  -----             1,544,461     1,544,461
                                          1992A), 5.200%,
                                          8/15/2002
-----          500,000       500,000      Pennsylvania State
                                          University, 6.300%,  -----             525,715       525,715
                                          (ETM), 7/1/1999

-----          250,000       250,000      Pennsylvania State
                                          University, GO       -----             269,765       269,765
                                          Bonds, 6.750%,
                                          7/1/2002

-----          1,700,000     1,700,000    Pennsylvania State
                                          University, PRF,     -----             1,895,177     1,895,177
                                          7.000%, 7/1/2016

-----          500,000       500,000      Pennsylvania
                                          University Health    -----             530,005       530,005
                                          Services, 6.000%,
                                          1/1/2006

-----          800,000       800,000      Philadelphia GO
                                          Bonds, 5.125%,       -----             808,984       808,984
                                          (FGIC INS),
                                          5/15/2003

-----          1,860,000     1,860,000    Philadelphia GO
                                          Bonds, 5.400%,       -----             1,913,494     1,913,494
                                          (FGIC INS),
                                          11/15/2003

-----          300,000       300,000      Philadelphia GO
                                          Bonds, 6.250%,       -----             325,599       325,599
                                          (FGIC INS),
                                          11/15/2004

-----          1,375,000     1,375,000    Philadelphia
                                          Hospital Authority,  -----             1,338,466     1,338,466
                                          5.000%,
                                          (MBIA INS),
                                          7/1/2006

-----          325,000       325,000      Philadelphia         -----             326,505       326,505
                                          Hospital Authority,
                                          6.150%, 7/1/2005

-----          250,000       250,000      Philadelphia
                                          Hospital Authority,  -----             278,290       278,290
                                          (AMBAC INS),
                                          7.750%, 8/15/2008

-----          1,000,000     1,000,000    Philadelphia
                                          Hospital Authority,  -----             1,309,960     1,309,960
                                          10.875%, 7/1/2008

4,000,000      -----         4,000,000    Philadelphia, PA,
                                          (Series 1995A)
                                          Airport Revenue
                                          Bonds, 6.100%        3,991,480         -----         3,991,480
                                          (Philadelphia
                                          Airport
                                          System)/(AMBAC
                                          INS)/(Original
                                          Issue Yield:
                                          6.400%), 6/15/2025

-----          150,000       150,000      Philadelphia, PA,
                                          Philadelphia         -----             160,104       160,104
                                          Municipal
                                          Authority, 7.500%,
                                          (FGIC INS),
                                          4/1/2003

-----          $   905,000   $   905,000  Philadelphia, PA,
                                          Philadelphia         -----             $    999,998  $   999,998
                                          Municipal Authority
                                          PRF, 7.800%,
                                          4/1/2013

-----          95,000        95,000       Philadelphia, PA,
                                          Philadelphia         -----             101,831       101,831
                                          Municipal Authority
                                          PRF, 7.800%,
                                          4/1/2018

-----          2,550,000     2,550,000    Philadelphia, PA,
                                          Philadelphia         -----             2,683,340     2,683,340
                                          Municipal
                                          Authority, 7.875%,
                                          7/15/2017

-----          500,000       500,000      Philadelphia, PA,
                                          (Philadelphia Gas    -----             540,390       540,390
                                          Works), 7.400%,
                                          6/15/2000

-----          1,500,000     1,500,000    Philadelphia, PA,
                                          (Philadelphia Gas    -----             1,539,210     1,539,210
                                          Works), 5.800%,
                                          7/1/2001

-----          1,000,000     1,000,000    Philadelphia, PA,
                                          (Philadelphia Gas    -----             812,030       812,030
                                          Works), 1/1/2001

-----          245,000       245,000      Philadelphia, PA,
                                          (Philadelphia        -----             251,889       251,889
                                          Justice Lease),
                                          6.250%, (MBIA INS),
                                          11/15/1997
-----          1,300,000     1,300,000    Philadelphia School
                                          District, 5.200%,    -----             1,320,826     1,320,826
                                          (MBIA INS),
                                          7/1/2003

-----          500,000       500,000      Philadelphia School
                                          District, 6.700%,    -----             530,035       530,035
                                          (AMBAC INS),
                                          7/1/1999

-----          1,500,000     1,500,000    Philadelphia Waste,
                                          5.200%, (FGIC INS),  -----             1,490,475     1,490,475
                                          6/15/2005

-----          1,000,000     1,000,000    Philadelphia Water
                                          & Sewer Authority,   -----             1,069,140     1,069,140
                                          7.400%, 8/1/1999

-----          650,000       650,000      Philadelphia Water
                                          & Sewer Authority,   -----             369,831       369,831
                                          (MBIA INS),
                                          10/1/2006

-----          1,000,000     1,000,000    Philadelphia Water
                                          & Sewer Authority,   -----             505,790       505,790
                                          (MBIA INS),
                                          10/1/2008

-----          280,000       280,000      Pittsburgh, PA,
                                          Stadium Authority,   -----             292,076       292,076
                                          6.500%, (ESCROW),
                                          4/1/2011

-----          1,000,000     1,000,000    Pittsburgh, PA,
                                          University of        -----             1,061,210     1,061,210
                                          Pittsburgh, 6.400%,
                                          (MBIA INS),
                                          4/1/2000

-----          1,000,000     1,000,000    Pittsburgh, PA,
                                          University of        -----             1,051,790     1,051,790
                                          Pittsburgh, 8.375%,
                                          6/1/2005

-----          1,000,000     1,000,000    Pittsburgh, PA,
                                          Water & Sewer        -----              1,086,840    1,086,840
                                          Authority, 6.500%,
                                          (FGIC INS),
                                          9/1/2001

-----          3,500,000     3,500,000    Reading, PA,
                                          Reading Hospital,    -----             3,481,520     3,481,520
                                          5.500%,
                                          (MBIA INS),
                                          10/1/2008

-----          1,115,000     1,115,000    Reading, PA,
                                          Reading School       -----             507,169       507,169
                                          District, (MBIA
                                          INS), 3/1/2010

-----          1,000,000     1,000,000    Reading, PA,
                                          Reading School       -----             550,210       550,210
                                          District, (MBIA
                                          INS), 7/15/2007

-----          500,000       500,000      Reading, PA,
                                          Reading School       -----             255,335       255,335
                                          District, (MBIA
                                          INS), 7/15/2008

-----          80,000        80,000       Ringgold, PA,
                                          Ringgold School      -----             80,000         80,000
                                          District, 7.200%,
                                          (MBIA INS),
                                          8/1/2006

-----          500,000       500,000      Schuylkill, PA,
                                          Schuylkill County    -----             540,165       540,165
                                          Redevelopment
                                          Authority, 6.650%,
                                          6/1/2001

-----          1,000,000     1,000,000    Schuylkill County,
                                          PA, 6.750%, (FGIC    -----             1,102,800     1,102,800
                                          INS), 6/1/2002

-----          120,000       120,000      Scranton-
                                          Lackawanna, PA       -----
                                          Health & Welfare                       126,927       126,927
                                          Authority, Revenue
                                          Bonds, 7.250%,
                                          (MBIA INS),
                                          7/1/1999

$   2,500,000  -----         2,500,000    Scranton-
                                          Lackawanna, PA
                                          Health & Welfare
                                          Authority, Revenue   $   2,562,923     -----         2,562,923
                                          Bonds (Series 1994-
                                          A), 7.600% (Allied
                                          Services
                                          Rehabilitation
                                          Hospitals, PA),
                                          7/15/2020

-----          500,000       500,000      Seneca Valley, PA,
                                          Seneca Valley        -----             521,260       521,260
                                          School District,
                                          6.250%, (MBIA INS),
                                          7/1/2001

-----           2,245,000    2,245,000    Shaler, PA, Shaler
                                          School District,     -----             2,315,964     2,315,964
                                          6.250%, (ETM),
                                          4/15/2003

2,650,000      -----         2,650,000    Sharon, PA General
                                          Hospital Authority,
                                          Hospital Revenue      2,659,196        -----         2,659,196
                                          Bonds, 6.875%
                                          (Sharon Regional
                                          Health System),
                                          12/1/2022

-----          495,000       495,000      Shenandoah Valley    -----             164,880       164,880
                                          School District,
                                          PA, 8/1/2014

-----          555,000       555,000      Shenandoah Valley    -----             173,865       173,865
                                          School District,
                                          PA, 8/1/2015

-----          590,000       590,000      Shenandoah Valley    -----             173,832       173,832
                                          School District,
                                          PA, 8/1/2016

-----          $   425,000   $   425,000  St. Agnes, PA,
                                          (Saint Agnes         -----
                                          Medical                                $   464,895   $   464,895
                                          Center)\(Philadelph
                                          ia Hospital
                                          Authority), 6.750%,
                                          3/15/2001

-----          1,220,000     1,220,000    Steel Valley School  -----             393,889       393,889
                                          District, PA,
                                          11/1/2014

-----          750,000       750,000      Valley View School
                                          District, PA, (FGIC  -----             234,728       234,728
                                          INS), 11/15/2015

-----          750,000       750,000      Valley View School
                                          District, PA, (FGIC  -----             220,950       220,950
                                          INS), 11/15/2016

-----          1,500,000     1,500,000    Valley View School
                                          District, PA, (FGIC  -----             413,415       413,415
                                          INS), 11/15/2017

-----          1,500,000     1,500,000    Valley View School
                                          District, PA, (FGIC  -----             389,040       389,040
                                          INS), 11/15/2018

-----          1,500,000     1,500,000    Valley View School
                                          District, PA, (FGIC  -----             366,105       366,105
                                          INS), 11/15/2019

$   1,000,000  -----         1,000,000    Warren County, PA
                                          Hospital Authority,
                                          Revenue Bonds        $   1,008,450     -----         1,008,450
                                          (Series A), 7.00%
                                          (Warren General
                                          Hospital,
                                          PA)/(Original Issue
                                          Yield: 7.101%),
                                          4/1/2019

-----          400,000       400,000      Washington County,
                                          PA, (Washington      -----              485,604      485,604
                                          County
                                          Lease)/(ETM),
                                          7.875%, 12/15/2018

-----          680,000       680,000      Washington County,
                                          PA, (Shadyside       -----             747,007       747,007
                                          Hospital), 7.000%,
                                          (AMBAC INS),
                                          12/15/2000

-----          2,850,000     2,850,000    Washington County,
                                          PA, West Penn Power  -----             2,777,411     2,777,411
                                          Company, 4.950%,
                                          3/1/2003

-----          1,000,000     1,000,000    West View, PA, West
                                          View Municipal       -----             1,438,570     1,438,570
                                          Special Obligation
                                          Bond, 9.500%,
                                          (ETM), 11/15/2014

-----          1,000,000     1,000,000    Westmoreland
                                          County, PA,          -----             717,090       717,090
                                          Westmoreland County
                                          Special
                                          Obligations,
                                          2.000%, (ETM),
                                          7/1/2007

-----          305,000       305,000      Westmoreland
                                          County, PA,          -----
                                          Westmoreland County                    333,563       333,563
                                          Municipal
                                          Authority, 6.800%,
                                          (MBIA INS),
                                          7/1/2001

-----          1,000,000     1,000,000    Westmoreland
                                          County, PA,          -----             1,212,870     1,212,870
                                          Westmoreland County
                                          Special
                                          Obligations,
                                          9.125%, (ETM),
                                          7/1/2010

-----          2,500,000     2,500,000    Westmoreland
                                          County, PA,          -----             973,225       973,225
                                          Westmoreland County
                                          Special
                                          Obligations, (ETM),
                                          8/15/2012

-----          900,000       900,000      Wyoming Valley, PA,
                                          Valley Sanitation    -----             896,382       896,382
                                          Authority, 3.500%,
                                          (FSA), 11/15/1997

-----          2,000,000     2,000,000    York, PA, York City  -----             2,000,000     2,000,000
                                          Savers, 3.900%,
                                          7/1/2021

-----                                         TOTAL LONG-TERM
                                          MUNICIPALS           81,795,572        123,695,467   205,491,039
                                              (IDENTIFIED
                                          COST $198,815,017)

SHORT-TERM OBLIGATIONS--2.2%

                                          MUTUAL FUND--2.0%

               4,337,817     4,337,817    CoreFund Tax-Free    -----             4,337,817     4,337,817
                                          Reserve

-----                                     PENNSYLVANIA--0.2%

500,000        -----         500,000      Geisinger
                                          Authority, PA        500,000           -----         500,000
                                          Health System,
                                          (Series 1992B)
                                          Daily VRDNs

                                               TOTAL SHORT-
                                          TERM OBLIGATIONS     500,000           ,337,817      4,837,817
                                               (AT AMORTIZED
                                          COST)

                                              TOTAL
                                          INVESTMENTS          $    82,295,572   $             $   210,328,856
                                              (IDENTIFIED                        128,033,284
                                          COST
                                          $203,652,834)(A)




 (a) The cost of investments for federal tax purposes amounts to $203,652,834. The net unrealized appreciation of investments on a federal tax basis amounts to $6,676,022 which is comprised of $8,521,824 appreciation and $1,845,802 depreciation at August 31, 1996.

* Please refer to the Appendix of the Statement of Additional Information for an explanation of the credit ratings.

Note:   The categories of investments are shown as a percentage of net assets
($213,769,561) at August 31, 1996.

The following acronyms are used throughout this portfolio:
AMBAC    --American Municipal Bond Assurance Corporation
COL      --Collateralized
COPs     --Certificates of Participation
EDFA     --Economic Development Financing Authority
ESCROW   --Defined
ETM      --Escrowed to Maturity
FGIC     --Financial Guaranty Insurance Company
FHA      --Federal Housing Administration
FSA      --Financial Security Assurance
GNMA     --Government National Mortgage Association
GO       --General Obligation
GTD      --Guaranty
HDA      --Hospital Development Authority
IDA      --Industrial Development Authority
INS      --Insured
LTD      --Defined
MBIA     --Municipal Bond Investors Assurance
PRF      --Prerefunded
SFM      --Single Family Mortgage
UT       --Unlimited Tax
VRDNs    --Variable Rate Demand Notes



FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND

PENNSYLVANIA TAX-FREE INCOME PORTFOLIO

PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES

AUGUST 31, 1996 (UNAUDITED)

                           FEDERATED      PENNSYLVANIA
                           PENNSYLVANIA   TAX-FREE
                           MUNICIPAL      INCOME          PRO FORMA        PRO FORMA
                           INCOME FUND    PORTFOLIO       ADJUSTMENT       COMBINED

ASSETS:
Investments in           $ 82,295,572     $28,033,284     ----          $  210,328,856
securities, at value
Cash                       84,381         528,442         ----             612,823
Receivables for:                                          ----
  Shares of beneficial     168,137        91,900          ----             260,037
interest sold
  Income                   1,798,545      1,675,138       ----             3,473,683

     Total assets          84,346,635     130,328,764     ----             214,675,399

LIABILITIES:
Payables for/to:
  Shares of beneficial
interest
  redeemed                  ----          45,784          ----             45,784
  Income distributions     176,401        ----            ----             176,401
  Investments purchased    ----           584,739         ----             584,739
Accrued expenses and other
liabilities                54,704         44,210          ----             98,914

     Total liabilities     231,105        674,733         ----             905,838

TOTAL NET ASSETS         $ 84,115,530     $29,654,031     ----          $  213,769,561

NET ASSETS CONSIST OF:
Paid in capital          $ 81,237,429     $27,729,412     ----          $  208,966,841
Net unrealized
appreciation of
   investments             4,611,761      2,064,261       ----             6,676,022
Accumulated net realized gain (loss)
   on investments          (1,930,489)    (139,642)       ----             (2,070,131)
Undistributed
net investment income      196,829        ----                             196,829

TOTAL NET ASSETS         $ 84,115,530     $29,654,031     $---          $  213,769,561

Class A Shares           $ 84,115,530     $28,407,143     $,246,888     (a)$213,769,561
Class C Shares           $ N/A            $,246,888       $1,246,888)   (a)$----
SHARES OUTSTANDING
Class A Shares             7,408,593      11,771,489      (352,021)        18,828,061
                                                                        (b)
Class C Shares             N/A            114,291         (114,291)        ----
                                                                        (b)

TOTAL SHARES OUTSTANDING   7,408,593      11,885,780      (466,312)        18,828,061

NET ASSET VALUE, OFFERING PRICE AND REDEMPTION PROCEEDS PER SHARE:
CLASS A SHARES:
Net asset value per share$ 11.35          $0.91                         11.35

Offering price per share $ 11.70          11.45           *             11.70           *
                                                          *
                                          $


Redemption proceeds per  $ 11.35          10.91                         $1.35
share

CLASS C SHARES:
Net asset value per share$ N/A            $0.91                         $/A

Offering price per share $ N/A            $0.91                         $/A

Redemption proceeds per  $ N/A            10.80           *             $/A
share                                     $               *
                                                          *

TOTAL INVESTMENTS, AT
IDENTIFIED COST          $ 77,683,811     $25,969,023                   $03,652,834





(a) Adjustment to reflect Class C shares combined with Class A shares

(b) Adjustment to reflect share balance as a result of the combination, based on the exchange ratio of 0.9607672361.

* See "What Shares Cost" in the Federated Pennsylvania Municipal Income Fund Prospectus, as of October 31, 1996.

** See ``How to Buy Shares'' in the Pennsylvania Tax-Free Income Portfolio Prospectus, as of March 15, 1996.

*** See ``How to Redeem Shares'' in the Pennsylvania Tax-Free Income Portfolio Prospectus, as of March 15, 1996.



                                            FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND
                                               PENNSYLVANIA TAX-FREE INCOME PORTFOLIO
                                            PRO FORMA COMBINING STATEMENT OF OPERATIONS
                                      FOR THE TWELVE MONTHS ENDED AUGUST 31, 1996 (UNAUDITED)

                              FEDERATED
                              PENNSYLVANIA   PENNSYLVANIA
                              MUNICIPAL      TAX-FREE
                              INCOME         INCOME       PRO FORMA      PRO FORMA
                              FUND           PORTFOLIO    ADJUSTMENTS    COMBINED
INVESTMENT INCOME:
Interest                      $5,530,462     $7,789,111      $-----     $13,319,573

EXPENSES:
Investment advisory fee          341,175        806,454    (310,174)    (a) 837,455
Administrative personnel and
  services fee                   125,000           ----       33,070    (b) 158,070
Custodian fees                    20,600         74,142     (61,807)     (c) 32,935
Transfer and dividend
  disbursing agent fees and
   expenses                       37,388        185,283    (149,563)     (d) 73,108
Directors'/Trustees' fees          3,302         14,351     (13,653)      (e) 4,000
Legal and auditing fees           18,833         27,579     (26,640)     (f) 19,772
Portfolio accounting fees         50,654           ----      17,713      (g) 68,367
Distribution services fee
  - Class A Shares                  ----        410,341    (410,341)       (h) ----
Distribution services fee
  - Class C Shares                  ----          6,532      (6,532)       (h) ----
Shareholder services fee
  -Class A Shares                213,235           ----     310,174     (i) 523,409
Shareholder services fee
  -Class C Shares                                 2,178      (2,178)       (i) ----
Share registration costs          14,447         17,248     (15,635)     (j) 16,060
Printing and postage              18,838         33,630     (28,468)     (k) 24,000
Insurance premiums and
  miscellaneous                   12,478          8,620      (7,098)     (l) 14,000
     Total expenses              855,950      1,586,358    (671,132)      1,771,176
Deduct-
   Waiver of investment
     advisory fee               (195,433)      (299,281)    302,978    (a) (191,736)
   Waiver of shareholder
     services fee -
     Class A Shares              (17,059)          ----      17,059        (i) ----
   Waiver of distribution
     services fee                   ----       (228,532)    228,532        (h) ----
     Net expenses                643,458      1,058,545    (122,563)      1,579,440
       Net investment income   4,887,004      6,730,566     122,563      11,740,133
Realized and Unrealized Gain
    (Loss) on Investments:
Net realized gain on investments 556,055        385,072        ----         941,127
Net change in unrealized
   appreciation of investments   353,374     (1,820,950)       ----      (1,467,576)
     Net realized and
       unrealized gain on
         investments             909,429     (1,435,878)       ----        (526,449)
          Change in net
            assets resulting
             from operations  $5,796,433     $5,294,688    $122,563     $11,213,684


(See Notes to Pro Forma Combining Statement of Operations)
(See Notes to Pro Forma Financial Statements)




                  Federated Pennsylvania Municipal Income Fund
                     Pennsylvania Tax-Free Income Portfolio
              Notes to Pro Forma Combining Statement of Operations
            For the Twelve Months Ended August 31, 1996 (unaudited)


(a) Federated Advisers receives for its services an annual investment advisory fee equal to 0.40% of the Federated Pennsylvania Municipal Income Fund's (the `Federated Fund'') average daily net assets. Penn Square Management
Corporation receives for its services an annual investment advisory fee equal to 0.65% of the Pennsylvania Tax-Free Income Portfolio's average daily net assets. Either adviser may voluntarily choose to waive any portion of its fee.

(b) Federated Services Company (`FServ'') provides the Federated Fund with certain administrative personnel and services. The fee paid to FServ is based on the level of average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors for the period. The administrative fee received during the period of the Administrative Services Agreement shall be at least $125,000 per portfolio and $30,000 per each additional class of shares.

(c) State Street Bank and Trust Company is custodian for the securities and cash of the Federated Fund. The custodian fee is based upon the level of the Federated Fund's average daily net assets for the period plus out-of-pocket expenses.

(d) FServ serves as transfer and dividend disbursing agent for the Federated Fund. The fee paid to FServ is based on the size, type and number of accounts and transactions made by shareholders.

(e) Adjustment to reflect the elimination of the Trustees' fees paid for Pennsylvania Tax-Free Income Portfolio.
(f) Adjustment to reflect the audit and legal fee reductions due to the combining of two portfolios into a single portfolio.

(g) FServ maintains the Federated Fund's accounting records. The fee paid to FServ is based on the level of the Federated Fund's average daily net assets for the period, plus out-of-pocket expenses.

(h) Adjustment to reflect the elimination of the distribution services fee charged to the shareholders of Pennsylvania Tax-Free Income Portfolio.

(i)The Federated Fund has entered into a Shareholder Services Agreement with Federated Shareholder Services (`FSS''). The Federated Fund will pay FSS up to 0.25% of the average daily net assets of the Federated Fund for the period.
Penn Square Management Corporation receives as a shareholder services fee up to 0.50% and 0.25% of average daily net asset of Pennsylvania Tax-Free Income Portfolio's Class A Shares and Class C Shares, respectively. Either shareholder services provider may voluntarily choose to waive any portion of their fee.

(j) Adjustment to reflect the registration costs for the Federated  Fund only.

(k) Printing and postage expenses are adjusted to reflect estimated savings to be realized by combining two portfolios into a single portfolio.

(l) Adjustment to reflect the decrease in insurance fees due to the reduction in the coverage requirement of a single portfolio.

(See Notes to Pro Forma Financial Statements)


                  FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND
                     PENNSYLVANIA TAX-FREE INCOME PORTFOLIO
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                          AUGUST 31, 1996 (UNAUDITED)


1.   BASIS OF COMBINATION

     The accompanying unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities reflect the accounts of Federated Pennsylvania Municipal Income Fund and Pennsylvania Tax-Free Income Portfolio, collectively (`the Funds''), as of August 31, 1996. These statements have been derived from the books and records utilized in calculating daily net asset values at August 31, 1996. The accompanying unaudited Pro Forma Combining Statement of Operations reflects the accounts of Federated Pennsylvania Municipal Income Fund's most recent fiscal year ended August 31, 1996, and the twelve month period ended August 31, 1996, for Pennsylvania Tax-Free Income Portfolio.

     The Pro Forma Financial Statements should be read in conjunction with historical financial statements of the Funds which are incorporated by reference in the Statement of Additional Information. The Funds follow generally accepted accounting principles applicable to management investment companies which are disclosed in the historical financial statements of each fund.

     The Pro Forma Financial Statements give effect to the proposed transfer of assets of Pennsylvania Tax-Free Income Portfolio in exchange for Class A Shares of Federated Pennsylvania Municipal Income Fund. Under generally accepted accounting principles, Federated Pennsylvania Municipal Income Fund will be the surviving entity for accounting purposes with its historical cost of investment securities and results of operations being carried forward.

     The Pro Forma Financial Statements have been adjusted to reflect the anticipated advisory and administrative fee arrangements for the surviving entity. Certain other operating costs have also been adjusted to reflect anticipated expenses of the combined entity. Other costs which may change as a result of the reorganization are currently undeterminable.

     For the twelve months ended August 31, 1996, Federated Pennsylvania Municipal Income Fund and Pennsylvania Tax-Free Income Portfolio, paid investment advisory fees computed at the annual rate of each Fund's average net assets as follows:


         FUND               PERCENT OF EACH FUND'S
                              AVERAGE NET ASSETS

Federated Pennsylvania              0.40%
 Municipal Income Fund

 Pennsylvania Tax-Free              0.65%
   Income Portfolio


     The adviser may voluntarily choose to waive a portion of their fees and reimburse certain operating expenses.

2.   SHARES OF BENEFICIAL INTEREST

     The Pro Forma net asset value per share assumes the issuance of 11,419,468 shares of Federated Pennsylvania Municipal Income Fund shares in exchange for 11,771,489 Class A Shares and 114,291 Class C Shares of Pennsylvania Tax-Free Income Portfolio at August 31, 1996, in conjunction with the proposed reorganization.


Sheraton Berkshire Motor Inn
1741 Paper Mill Road
Wyomissing, PA  19610

PENNSYLVANIA TAX-FREE INCOME PORTFOLIO,
a Portfolio of
WILLIAM PENN INTEREST INCOME FUND,
SPECIAL MEETING OF SHAREHOLDERS
May 29, 1997
PENNSYLVANIA TAX-FREE INCOME PORTFOLIO,
a Portfolio of
WILLIAM PENN INTEREST INCOME FUND

The undersigned shareholder(s) of Pennsylvania Tax-Free Income Portfolio, a portfolio of William Penn Interest Income Fund (the `William Penn Portfolio'), hereby appoint(s) James E. Jordan, Sandra Houck, and Dennis Westley, or any of them true and lawful proxies, with power of substitution of each, to vote all shares of the William Penn Portfolio which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on May 29, 1997, at Sheraton Berkshire Motor Inn, 1741 Paper Mill Road, Wyomissing, PA 19610, at 9:00 a.m. (general meeting) and 10:45 a.m. (Fund meeting) (local time) and at any adjournment thereof.


Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. The proxies named will vote the shares represented by this proxy in accordance with the choice made on this ballot. IF NO CHOICE IS INDICATED, THIS PROXY WILL BE VOTED AFFIRMATIVELY ON THAT MATTER.


The Board Of Trustees unanimously recommends a vote FOR the proposal below.

Please sign EXACTLY as your name(s)
appear(s) above.  When signing as
attorney, executor, administrator,
guardian, trustee, custodian, etc.,
please give your full title as
such.  If a corporation or
partnership, please sign the full
name by an authorized officer or
partner.  If stock is owned
jointly, all owners should sign.

PLEASE RETURN BOTTOM PORTION WITH YOUR VOTE IN THE ENCLOSED ENVELOPE AND RETAIN THE TOP PORTION.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  X

KEEP THIS PORTION FOR YOUR RECORDS.
DETACH AND RETURN THIS PORTION ONLY.

           THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PENNSYLVANIA TAX-FREE INCOME PORTFOLIO

RECORD DATE SHARES:
                    -----------------

Vote on Proposal
TO APPROVE OR DISAPPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN THE WILLIAM PENN INTEREST INCOME FUND, PENNSYLVANIA TAX-FREE INCOME PORTFOLIO AND THE FEDERATED PENNSYLVANIA MUNICIPAL INCOME FUND, A PORTFOLIO OF MUNICIPAL SECURITIES INCOME TRUST.


                    FOR          AGAINST        ABSTAIN

-----------------------------------
Signature

Signature (Joint Owners)

Date:
      ---------------------------------



                        PART C - OTHER INFORMATION
Item 15.  Indemnification
Indemnification is provided to trustees and officers of the Registrant pursuant to the Registrant's Declaration of Trust, except where such indemnification is not permitted by law. However, the Declaration of Trust does not protect the trustees or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.
Trustees and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").
Insofar as indemnification for liabilities arising under the Act may be permitted to trustees, officers, and controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such trustees, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Insofar as indemnification for liabilities may be permitted pursuant to
Section 17 of the Investment Company Act of 1940 for trustees, officers, or controlling persons of the Registrant by the Registrant pursuant to the Declaration of Trust or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Declaration of Trust or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, trustee, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.


Item 16.  Exhibits
1.1  Conformed Copy of Declaration of Trust of the Registrant (1)

1.2  Conformed Copy of Amendment No. 1 (dated August 26, 1991) to
Declaration of
Trust (2)

1.3  Conformed Copy of Amendment No. 2 (dated August 6, 1990) to
Declaration of
Trust (3)

1.4  Conformed Copy of Amendment No. 3 (dated August 31, 1992) to
Declaration of
Trust (4)

1.5  Conformed Copy of Amendment No. 4 (dated September 17, 1992) to
Declaration of
Trust (4)

1.6  Conformed Copy of Amendment No. 5 (dated February 4, 1993) to
Declaration of
Trust (5)

1.7 Conformed Copy of Amendment No. 6 (dated May 24, 1993) to Declaration of Trust (6)

2.1  Bylaws of the Registrant(1)

3    Not Applicable

4    Agreement and Plan of Reorganization dated as of March 24, 1997, between William Penn Interest Income Fund, a Pennsylvania common law trust, on behalf of its portfolio, Pennsylvania Tax-Free Income Portfolio, and Municipal Securities Income Trust, a Massachusetts business trust, on behalf of its portfolio Federated Pennsylvania Municipal Income Fund*

5    Copy of Specimen Certificate for Shares of Beneficial Interest of the
Registrant(7)

6.1  Conformed Copy of Investment Advisory Contract of the Registrant(4)

6.2  Conformed Copies of Amendments to the Investment Advisory Contract(8)

7.1  Conformed Copy of Distributor's Contract of the Registrant(4)

7.2  Conformed Copy of Amendment to Distributor's Contract(8)

7.3 The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Nos. 33-38550 and 811-6269)

8    Not Applicable

9    Conformed Copy of Custodian Agreement of the Registrant(9)
10.1 Conformed Copy of Rule 12b-1 Plan of the Registrant(10)

10.2 Copy of Rule 12b-1 Agreement of the Registrant(4)

10.3 The Registrant hereby incorporates the conformed copy of the specimen Multiple Class Plan from Item 24(b)(18) of the World Investment Series, Inc. Registration Statement on Form N-1A, filed with the Commission on January 26, 1996. (File Nos. 33-52149 and 811-07141)

10.4 The responses described in Item 16 (7.4) are hereby incorporated by reference

11   Opinion of S. Elliott Cohan, Deputy General Counsel, Federated
Investors regarding legality of shares being issued*

12   Opinion of Dickstein Shapiro Morin & Oshinsky LLP regarding tax consequences of Reorganization(12)

13.1 Conformed Copy of Agreement for Fund Accounting Services,
Administrative Services, Transfer Agency Services and Custody Services Procurement(7)

13.2 Conformed Copy of Shareholder Services Agreement(11)
13.3 The responses described in Item 16 (7.4) and Item 16 (10.3) are hereby incorporated by reference
14.1 Conformed copy of Consent of Independent Auditors of the Registrant, Deloitte & Touche LLP*

14.2 Conformed copy of Consent of Independent Auditors of Pennsylvania Tax-Free Income Portfolio, Ernst & Young LLP*

15   Not Applicable
16   Conformed Copy of Power of Attorney*

17.1 Declaration under Rule 24f-2*

17.2 Form of Proxy of Pennsylvania Tax-Free Income Portfolio *

*    Filed electronically.

(1) Response is incorporated by reference to Registrant's Initial Registration Statement on Form N-1A filed August 31, 1990. (File
Nos. 33-36729 and 811-6165)

(2) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 4 on Form N-1A filed on October 28, 1991. (File Nos. 33-36729 and 811-6165)

(3) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 5 on Form N-1A filed on January 24, 1992. (File Nos. 33-36729 and 811-6165)

(4)  Response is incorporated by reference to Registrant's Post-Effective
Amendment
No. 7 on Form N-1A filed on September 25, 1992. (File Nos. 33-36729 and
811-6165)

(5) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 10 on Form N-1A filed March 24, 1993. (File Nos. 33-36729 and 811-6165)

(6) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 13 on Form N-1A filed on July 2, 1993. (File Nos. 33-36729 and 811-6165)

(7) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 21 on Form N-1A filed on October 23, 1996. (File
Nos. 33-36729 and 811-6165)

(8) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 14 on Form N-1A filed on October 28, 1993. (File
Nos. 33-36729 and 811-6165)

(9) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 19 on Form N-1A filed on October 30, 1995. (File
Nos. 33-36729 and 811-6165)

(10) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 12 on Form N-1A filed on May 17, 1993. (File Nos. 33-36729 and 811-6165)

(11) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 17 on Form N-1A filed on December 30, 1994. (File
Nos. 33-36729 and 811-6165)

(12) To be filed by Post-Effective Amendment pursuant to `Dear
Registrant''letter dated February 15, 1996.


Item 17.  Undertakings
(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


                                SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant, Municipal Securities Income Trust, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania on March 24, 1997.

                           MUNICIPAL SECURITIES INCOME TRUST

                           (Registrant)

                           By:               *
                                Richard B. Fisher
                                President


                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on
March 24, 1997:

               *               Chairman and Trustee
                               John F. Donahue
                               (Chief Executive Officer)


               *               President
                               Richard B. Fisher


               *               Executive Vice President and Trustee
                               J. Christopher Donahue


               *               Treasurer, Executive Vice President, and
                               Secretary
                               John W. McGonigle
                               (Principal Financial and
                               Accounting Officer)




               *               Trustee
                               Thomas G. Bigley


               *               Trustee
                               John T. Conroy, Jr.

               *               Trustee
                               William J. Copeland

               *               Trustee
                               James E. Dowd


               *               Trustee
                               Lawrence D. Ellis, M.D.


               *               Trustee
                               Edward L. Flaherty, Jr.


               *               Trustee
                               Peter E. Madden


               *               Trustee
                               Gregor F. Meyer


               *               Trustee
                               John E. Murray, Jr., J.D., S.J.D.




             *                 Trustee
                               Wesley W. Posvar


             *                 Trustee
                               Marjorie P. Smuts

1* By: /s/ S. Elliott Cohan
      Attorney in Fact